    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             ROWAN COMPANIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                   DELAWARE                                      75-0759420
(State or Other Jurisdiction of Incorporation       (I.R.S. Employer Identification No.)
               or Organization)

                            2800 POST OAK BOULEVARD
                                   SUITE 5450
                           HOUSTON, TEXAS 77056-6196
                                 (713) 621-7800
  (Address, including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                  C. R. PALMER
                            2800 POST OAK BOULEVARD
                                   SUITE 5450
                           HOUSTON, TEXAS 77056-6196
                                 (713) 621-7800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                                   Copies to:

               ROBERT V. JEWELL                                T. MARK KELLY
            ANDREWS & KURTH L.L.P.                         VINSON & ELKINS L.L.P.
               4200 CHASE TOWER                            2300 FIRST CITY TOWER
                  600 TRAVIS                                    1001 FANNIN
          HOUSTON, TEXAS 77002-3090                      HOUSTON, TEXAS 77002-6760
                (713) 220-4200                                 (713) 758-2222

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                                   PROPOSED                PROPOSED
   SECURITIES TO BE           AMOUNT TO BE           MAXIMUM OFFERING       MAXIMUM AGGREGATE           AMOUNT OF
      REGISTERED               REGISTERED           PRICE PER SHARE(3)      OFFERING PRICE(3)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, par
  value $.125 per
  share(1)...........     11,500,000 shares(2)          $14.46875              $166,390,625              $46,257
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Includes the preferred stock purchase rights (as adjusted and as subject to further adjustment in certain events, including stock splits, stock dividends or similar transactions) associated with the common stock.

(2) Includes 1,500,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices reported on the New York Stock Exchange on October 8, 1999.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED OCTOBER   , 1999

PROSPECTUS

                               10,000,000 SHARES

                                 [LOGO TO COME]

                             ROWAN COMPANIES, INC.

                                  COMMON STOCK
--------------------------------------------------------------------------------

Rowan Companies, Inc. is offering 10,000,000 shares of its common stock. Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "RDC." On October 12, 1999, the last reported sale price on the New York Stock Exchange was $16 9/16 per share.

     INVESTING IN THE SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 5.

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public Offering Price.......................................   $           $
Underwriting Discount.......................................   $           $
Proceeds to Rowan (before expenses).........................   $           $

Rowan has also granted the underwriters the right to purchase up to 1,500,000 additional shares of common stock within 30 days to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares to purchasers on or about November
  , 1999.

--------------------------------------------------------------------------------

                                LEHMAN BROTHERS

November   , 1999

                              [INSIDE FRONT COVER]

     [PHOTO OF THE ROWAN-ODESSA AND THE GILBERT ROWE PREPARING TO TEST THE
                           TANZANITE DISCOVERY WELL]

     YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THOSE DOCUMENTS. NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE THE RESTRICTIONS OF THAT JURISDICTION RELATED TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Where You Can Find More
  Information........................     i
Incorporation of Documents by
  Reference..........................    ii
Prospectus Summary...................     1
Forward-Looking Statements...........     5
Risk Factors.........................     5
Use of Proceeds......................     9
Price Range of Common Stock..........    10
Dividend Policy......................    10
Capitalization.......................    11
Selected Financial Data..............    12

                                        PAGE
                                        ----
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    13
Business.............................    22
Management...........................    30
Material United States Federal Tax
  Consequences to Non-United States
  Holders of Common Stock............    31
Underwriting.........................    33
Legal Matters........................    35
Experts..............................    35

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The registration statement of which this prospectus forms a part and these reports, proxy statements and other information can be inspected and copied at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of the materials may also be obtained from the Commission at prescribed rates by writing to the Public Reference Room maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to our offering of common stock. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the attached schedules and exhibits.

     The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. The reports, proxy and information statements and other information about us can be downloaded from the Commission's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is traded.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the documents listed below:

          1. Rowan's Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

          2. Rowan's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

          3. Rowan's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

          4. Rowan's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999;

          5. The description of Rowan's common stock contained in the registration statement on Form 8-A (No. 1-5491) filed on May 13, 1993 and the description of the preferred stock purchase rights contained in Rowan's registration statement on Form 8-A/A filed on August 6, 1997, in each case as amended;

          6. The Annual Report of LeTourneau, Inc.'s Savings and Investment Plan filed on Form 11-K on June 29, 1999; and

          7. The Annual Report of Rowan's Savings and Investment Plan filed on Form 11-K on June 29, 1999.

     All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus shall be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

     We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated into this prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct such requests to: Rowan Companies, Inc., 2800 Post Oak Boulevard, Suite 5450, Houston, Texas 77056-6196, telephone: (713) 621-7800, Attention: Director of Investor Relations.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read carefully the entire prospectus and the information incorporated by reference. In this prospectus, references to "we,"us" and "our" are to Rowan Companies, Inc. and its subsidiaries.

                                     ROWAN

     Rowan Companies, Inc. is a major provider of international and domestic offshore contract drilling services to the energy industry. Our marine drilling fleet operates primarily in the Gulf of Mexico, offshore eastern Canada and the North Sea. Our rig fleet features larger, deep-water type self-elevating, or "jack-up," mobile offshore drilling platforms capable of drilling to 30,000 feet in water depths of up to 550 feet, subject to geographic locations and weather conditions. Currently, the fleet includes 13 cantilever jack-up rigs, featuring three harsh environment "Gorilla Class rigs" and one "Super Gorilla Class rig" and eight conventional jack-up rigs, with two more Super Gorilla Class rigs now under construction. We have upgraded four of the conventional jack-up rigs to have skid-off capabilities. In addition, we operate one semi-submersible rig capable of drilling to 25,000 feet in water depths of up to 1,200 feet. We also offer onshore drilling services in the continental United States and Alaska through a fleet of 14 land rigs.

     The Super Gorilla Class rigs are designed to be able to operate year-round in water depths of up to 400 feet in the North Sea and other key harsh environment markets under weather conditions that would exist during "100-year" storms, thereby diminishing the weather related down time associated with floating units. As new oil and gas deposits are being found in smaller reservoirs and in harsher environments, the ability of these Super Gorilla Class rigs to move onto a location and simultaneously perform both drilling and production activities enables our customers to reduce exploration and production costs and capital expenditures that would otherwise be needed to construct and eventually abandon platforms.

     Complementing our contract drilling businesses are:

     - the LeTourneau marine construction facility, which has designed and built over one-third of all mobile offshore jack-up drilling rigs, including all 21 operated by us;

     - an international aviation service business operating helicopters and fixed-wing aircraft; and

     - a manufacturing facility which produces heavy equipment for the mining, timber and transportation industries and operates a mini-steel mill that recycles scrap steel and produces steel plate.

                                ROWAN'S STRATEGY

     Our business strategy is to be the leading provider of technologically advanced, higher margin contract drilling services to the deep-water jack-up rig market. We operate our company to take advantage of cyclical upturns and to minimize the effects of cyclical downturns. Key elements of this strategy include:

     - Geographic focus on higher margin markets -- focus our drilling operations in the Gulf of Mexico, offshore eastern Canada and the North Sea;

     - Provide high quality equipment -- offer technologically advanced LeTourneau-designed jack-up rigs capable of operating in harsh environments;

     - Opportunistically reinvest in rig fleet -- time our capital expenditures to take advantage of market cycles;

     - Maintain a prudent financial plan -- maintain a conservative capital structure and contract for shorter periods to take advantage of rising day rates; and

     - Develop and retain a qualified and loyal workforce -- maintain an experienced workforce, even through cyclical downturns, rewarding competence and loyalty.

                               MARKET CONDITIONS

     While the drilling industry has benefited from the recent increase in oil and natural gas prices, the industry is still suffering from a decline in rig utilization and day rates that began in mid-1998. During the second quarter of 1998, offshore drilling activity began to decline in response to weak oil prices that had been declining since 1997. This decline in prices was generally attributable to increased worldwide production coupled with slowing global demand. Energy companies responded to depressed prices by reducing their drilling expenditures, either by allowing contract options to lapse or by canceling or deferring planned drilling projects. Our drilling operations have only recently begun to recover from the industry-wide downturn that began in mid-1998. We believe that if oil and natural gas prices remain at or around current levels, the offshore drilling market, especially in the Gulf of Mexico, will improve.

                             SUMMARY OPERATING DATA

     The following table shows the utilization of our offshore drilling rigs during each quarter of 1999:

                                 MARCH 31, 1999           JUNE 30, 1999          SEPTEMBER 30, 1999
                             ----------------------   ----------------------   ----------------------    AT OCTOBER 12, 1999
                              NUMBER                   NUMBER                   NUMBER                   NUMBER
TYPE AND LOCATION OF RIG(1)  OF UNITS   UTILIZATION   OF UNITS   UTILIZATION   OF UNITS   UTILIZATION   OF UNITS   UTILIZATION
---------------------------  --------   -----------   --------   -----------   --------   -----------   --------   -----------
Gulf of Mexico:
  350feet rigs............       8           38%          8           79%          8           92%          8          100%
  300feet rigs............       1            0%          3           17%          3           54%          3          100%
  250feet rigs............       4           33%          4           57%          4           72%          4           75%
     All jack-ups.........      13           34%         15           66%         15           79%         15           93%
  Semi-submersible........       1           74%          1           88%          1            0%          1            0%
North Sea:
  Gorillas(2).............       1          100%          1          100%          1          100%          1          100%
  116-C's.................       4           67%          2           65%          2           34%          2            0%
     All jack-ups(2)......       5           73%          3           73%          3           56%          3           33%
Canada:
  Gorillas................       2          100%          2          100%          2          100%          2          100%

All jack-ups(2)...........      20           50%         20           71%         20           78%         20           80%
All offshore rigs(2)......      21           51%         21           72%         21           74%         21           76%

---------------

(1) Location at period end.

(2) Excludes Gorilla V, which contract is being litigated. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998."

                                 THE OFFERINGS

Common Stock Offered.......  10,000,000 shares

Common Stock to be
  Outstanding After the
  Offering(1)..............  93,267,971 shares, assuming no exercise of the underwriters' over-allotment option

Use of Proceeds............  To repay advances outstanding under our revolving credit facility ($110 million at September 30,
                             1999) and for general corporate purposes
---------------

(1) Excludes 5,013,016 shares of common stock reserved for issuance under employee and director compensation plans. Please read notes 2 and 3 to our audited consolidated financial statements in our annual report on Form 10-K for 1998.

                             SUMMARY FINANCIAL DATA

     The following table sets forth selected financial data of Rowan for each of the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes incorporated by reference from our annual report on Form 10-K for the fiscal year ended December 31, 1998, the unaudited interim financial statements and the related notes included in our quarterly report on Form 10-Q for the quarter ended September 30, 1999 and the information set forth under "Selected Financial Data" in this prospectus. Please read "Incorporation of Documents by Reference." Information for the nine months ended September 30, 1999, in the opinion of our management, contains all adjustments necessary for a fair presentation and is not necessarily indicative of the results to be expected for the full year. Amounts are in thousands except per share amounts and ratios.

                                                                            NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                        --------------------------------   -------------------
                                          1996       1997         1998       1998       1999
                                        --------   --------     --------   --------   --------
INCOME STATEMENT DATA:
  Revenues:
     Drilling services................  $316,123   $434,004     $431,664   $359,192   $189,670
     Manufacturing sales and
       services.......................   143,768    154,852      158,913    119,431     69,653
     Aviation services................   111,269    106,396      115,773     93,001     79,822
                                        --------   --------     --------   --------   --------
          Total.......................   571,160    695,252      706,350    571,624    339,145
                                        --------   --------     --------   --------   --------
  Income (loss) from operations.......    78,671    182,456      182,212    178,241    (14,387)
  Interest expense -- net.............   (25,031)   (16,242)      (1,236)    (1,071)    (8,503)
  Interest income.....................     4,157      5,190        7,205      5,179      3,565
  Net income (loss)...................  $ 61,338   $146,659(1)  $124,460   $119,643   $(12,023)
  Net income (loss) per share:
     Basic............................  $   0.72   $   1.70(1)  $   1.45   $   1.39   $  (0.14)
     Diluted..........................      0.70       1.65(1)      1.43       1.36      (0.14)
OTHER FINANCIAL DATA:
  Depreciation and amortization.......  $ 47,882   $ 47,078     $ 49,703   $ 36,847   $ 40,856
  Capital expenditures................   117,947    180,066      247,747    180,136    166,266

                                                              AT
                                                         DECEMBER 31,      AT SEPTEMBER 30, 1999
                                                         ------------   ---------------------------
                                                             1998         ACTUAL     AS ADJUSTED(2)
                                                         ------------   ----------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents............................   $  148,834    $   60,047     $  109,889
  Accounts receivable..................................       81,097        91,142         91,142
  Working capital......................................      286,059       210,581        260,423
  Property, plant and equipment -- net.................      877,197     1,001,211      1,001,211
  Total assets.........................................    1,249,108     1,298,659      1,348,501
  Current maturities of long-term debt.................       12,756        18,433         18,433
  Long-term debt.......................................      310,250       368,154        258,154
  Stockholders' equity.................................      729,996       720,095        879,937
  Current ratio........................................        4.59x         3.58x          4.19x
  Long-term debt/total capitalization(3)...............         0.30          0.34           0.23

---------------

(1) Includes a $9.8 million ($.12 per basic and $.11 per diluted share) extraordinary charge in connection with the redemption of long-term debt.

(2) As adjusted to reflect the sale of the shares of common stock offered hereby at an assumed offering price of $16.5625 per share and the repayment of the $110 million outstanding under our revolving credit facility.

(3) Total capitalization consists of long-term debt plus stockholders' equity.

                           FORWARD-LOOKING STATEMENTS

     We believe that some statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are considered prospective. These include statements contained under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:

     - statements before, after or including the words "may," "will," "could," "should," "believe," "expect," "future," "potential," "anticipate," "intend," "plan," "estimate" or "continue" or the negative or other variations of these words; and

     - other statements about matters that are not historical facts.

     We may not achieve future results covered by the forward-looking statements. The statements are subject to risks, trends, uncertainties and other factors that could cause actual results to differ materially from the future results that the statements express or imply. Among the factors that could cause actual results to differ materially are:

     - oil, natural gas and other commodity prices;

     - the level of offshore expenditures by energy companies;

     - the general economy, including inflation;

     - weather conditions in our principal operating areas;

     - environmental and other laws and regulations; and

     - the level of merger and acquisition activity in the businesses in which we operate.

     Please do not put undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information contained and incorporated by reference in this prospectus, before deciding to invest in our common stock.

DEPRESSED OIL AND NATURAL GAS PRICES COULD GREATLY REDUCE DEMAND FOR OUR OFFSHORE DRILLING AND RELATED SERVICES.

     The success of our offshore drilling, manufacturing and aviation operations depends upon the condition of the oil and gas industry, particularly the level of offshore drilling activity. Demand for our offshore drilling and related services is vulnerable to periodic declines in drilling activity typically associated with depressed oil and natural gas prices. Oil and natural gas prices have historically been volatile, and the offshore drilling market was generally depressed from the early 1980s until the mid-1990s.

     While the drilling industry has benefited from the recent increase in oil and natural gas prices, the industry is still suffering from a decline in rig utilization and day rates that began in mid-1998. During the second quarter of 1998, offshore drilling activity began to decline in response to weak oil prices that had been declining since 1997. This decline in prices was generally attributable to increased worldwide production coupled with slowing global demand. Energy companies responded to depressed prices by reducing their drilling expenditures, either by allowing contract options to lapse or by canceling or deferring planned drilling projects. Our drilling operations have only recently begun to recover from the industry-wide downturn that began in mid-1998.

     Demand for drilling services also depends on additional factors that are beyond our control, including:

     - fluctuations in the worldwide demand for oil and natural gas;

     - the willingness and ability of the Organization of Petroleum Exporting Countries to limit production levels and influence prices; and

     - the level of production in non-OPEC countries.

     Our drilling and aviation operations will be adversely affected by future declines in oil and natural gas prices, but we cannot predict the extent of that effect. We also cannot assure you that a reduction in offshore drilling activity will not occur for other reasons. In addition, the ongoing consolidation of the oil and gas industry, as evidenced by several recent mergers among major energy companies, has temporarily reduced the amount of money spent on drilling and drilling-related services.

OUR RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SECURE CONTRACTS ON OUR THREE SUPER GORILLA CLASS RIGS.

     A customer notified us in January 1999 that our one-year North Sea drilling contract for Gorilla V was being prematurely terminated. Our customer has alleged a performance breach under the contract relating to equipment problems. We do not believe that we breached the contract and are currently pursuing legal remedies both in London and in Houston, Texas to enforce our rights. Pending the outcome of this litigation, all current rig costs for the Gorilla V are being expensed, resulting in a charge to earnings and a corresponding reduction in pre-tax income. We cannot accurately predict how long this dispute will last or what its economic effect will be. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998 -- Drilling Operations."

     In addition to Gorilla V, we are building two more Super Gorilla Class rigs -- Gorilla VI and Gorilla VII. We have assembled a significant portion of Gorilla VI and began construction of Gorilla VII in July 1999. The construction costs of Gorilla VI are being financed, and the construction costs of Gorilla VII are expected to be financed through the U.S. Department of Transportation's Maritime Administration's Title XI Program similar to Gorilla V and Gorilla VI. These rigs are particularly suited for drilling projects in the North Sea, which is experiencing low levels of demand for drilling rigs. If we are unable to secure drilling contracts for Gorilla VI and Gorilla VII in the North Sea or eastern Canada it would have a negative impact on our results of operations.

WE EXPERIENCED OPERATING LOSSES IN THE FIRST TWO QUARTERS OF 1999, AND THIS TREND MAY CONTINUE.

     We suffered net operating losses and a net cash deficit in each of the first two quarters of 1999 largely because of the decline in rig utilization and day rates described above. The timing of shipments by our manufacturing division and weakness in our aviation operations contributed to this deficit. In the third quarter, prevailing market conditions caused average day rates to continue declining, though rig utilization increased during this period, and we reported a slight profit. The volatility underlying the drilling industry prevents us from accurately predicting future operating conditions and results.

OUR FLEET EXPANSION PROGRAM MAY RESULT IN SHORT-TERM LIQUIDITY PROBLEMS.

     We began a fleet expansion program in 1995 that represented our first new construction since the mid-1980s. In total, three Super Gorilla Class heavy-duty jack-up rigs will be constructed under the program at a total cost of approximately $600-650 million. Capital expenditures in 1998 included $172 million for completion of Gorilla V and construction of Gorilla VI and Gorilla
VII. Capital expenditures in 1999 are estimated to be approximately $200 million, which includes approximately $125 million for construction of Gorilla VI and Gorilla VII.

     Gorilla V and Gorilla VI are substantially financed through 12-year notes guaranteed by the U.S. Department of Transportation's Maritime Administration under its Title XI Program. Under the

MARAD financing, each note is collateralized by the rig whose construction it finances. We guaranteed construction of the rigs and are obligated for the repayment of the debt. We have applied for MARAD financing for Gorilla VII and believe that we will secure rates and terms similar to those obtained for Gorilla V and Gorilla VI. Until this loan is closed, however, we cannot assure you that we will obtain favorable financing for Gorilla VII. If we were unable to secure financing, we might be unable to complete construction of the Gorilla VII or completion of the rig may be delayed.

     At September 30, 1999, we had $45 million available under our revolving credit facility maturing in October 2000. Out of the proceeds of this offering, we plan to repay all advances outstanding under our revolving credit facility. Once Gorilla VII is financed, we currently intend to cancel the facility. After this offering, we do not anticipate having any immediate financing needs. If we were to need additional financing and are unable to obtain it at commercially favorable rates, we could experience liquidity problems.

OUR BUSINESS IS COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY.

     The drilling, manufacturing and aviation markets are highly competitive, and no single competitor is dominant. In the drilling market, a general oversupply of rigs has lasted for well over a decade, and we believe that competition for drilling contracts will continue to be intense for the foreseeable future. The aviation and manufacturing markets are also characterized by vigorous competition among several competitors. Some of our competitors possess greater financial resources than we do.

WE ARE SUBJECT TO OPERATING RISKS SUCH AS BLOWOUTS AND WELL FIRES THAT COULD RESULT IN ENVIRONMENTAL DAMAGE, PROPERTY LOSS, PERSONAL INJURY AND DEATH.

     Our drilling operations are subject to many hazards that could increase the likelihood of accidents. Accidents can result in:

     - costly delays or cancellations of drilling operations;

     - serious damage to or destruction of equipment;

     - personal injury or death;

     - significant impairment of producing properties, lease blocks or geophysical formations; and

     - major environmental damage.

     Our offshore drilling operations are also subject to marine hazards, either at offshore sites or while drilling equipment is under tow, such as vessel capsizings, collisions or groundings. In addition, raising and lowering the legs of jack-up rigs, ballasting semi-submersible units and drilling into high-pressure formations are complex, hazardous activities and frequently cause problems.

     Our manufacturing and aviation operations also present serious risks. Our manufacturing processes could pollute the air, land and inland waters, and the products we manufacture could be implicated in lawsuits alleging environmental harm, property loss, personal injury and death. Operating helicopters and fixed-wing aircraft is similarly hazardous, particularly in Alaska where weather conditions can be severe.

     We have had accidents in the past demonstrating some of the hazards described above, including high pressure drilling accidents resulting in lost or damaged drilling formations, towing accidents resulting in lost drilling equipment and flying accidents resulting in lost aircraft and deaths. While we have not yet suffered any material uninsured losses:

     - we may experience a higher number of accidents in the future than expected;

     - our insurance coverage may prove inadequate to cover losses that are greater than anticipated;

     - our insurance deductibles may increase; or

     - our insurance premiums may be increased to the point where maintaining our current level of coverage is prohibitively expensive.

Should any of these events materialize, future operating losses could have a significant adverse impact on our business.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND ENVIRONMENTAL RISK.

     Our drilling, manufacturing and aviation operations subject us to many government regulations, particularly with respect to equipping drilling vessels and aircraft and engaging in drilling. Government regulations also determine the level of taxation to which we and our customers are subject and the environmental precautions we and they must take. The United States and other governments in countries where we operate impose extensive regulations governing environmental protection and pollution control. Some of these regulations impose liability without regard to negligence or fault. In addition, environmental laws and regulations, whether currently in effect or enacted in the future, may increase our cost of doing business and discourage our customers from drilling for hydrocarbons, thereby reducing demand for our services. We may be liable for damages resulting from pollution of offshore waters and, under United States regulations, must establish financial responsibility in order to drill offshore.

POLITICAL AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH WE OPERATE COULD ADVERSELY AFFECT US.

     Our foreign operations are subject to political, economic and other risks not encountered in our domestic operations, including:

     - uncertain economic conditions in areas where we provide drilling and aviation services and manufacture products;

     - the lack of well-developed legal systems in some foreign jurisdictions, which could make it difficult for us to enforce our contractual rights;

     - restrictions on the right to convert or repatriate currency; and

     - expropriation of property, including our customers' drilling rights.

FAILURE OF COMPUTER SYSTEMS TO RECOGNIZE THE YEAR 2000 COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     Year 2000 problems could result from computer hardware and software using two digits rather than four to define the applicable year. These problems include operational inefficiencies, systems failures, business disruptions and lost revenues attributable to the inability of these two digit systems to recognize the year 2000.

     Although we expect to be year 2000 compliant by January 1, 2000, in a worst case scenario, our failure -- or the failure of third parties upon whom we rely -- to achieve year 2000 readiness could adversely affect our operations.

     We have not yet deemed it necessary to formulate any year 2000 contingency plans, but will continue to monitor our year 2000 status and that of our customers and vendors and develop contingency plans if necessary. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, BYLAWS AND RIGHTS PLAN COULD MAKE IT DIFFICULT FOR HOLDERS OF OUR COMMON STOCK TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE OF CONTROL.

     Holders of the common stock of acquisition targets typically receive a premium for their shares upon a change of control. Delaware law and the following provisions, among others, of our Certificate of Incorporation, Bylaws and Rights Plan could have the effect of delaying or preventing a change of control and could thereby prevent holders of our common stock from receiving such a premium:

     - The affirmative vote of 80% of the outstanding shares of our capital stock is required to approve business combinations that have not been approved by our board of directors. We are also subject to a provision of Delaware corporate law that prohibits us from engaging in a business combination with any interested stockholder for three years from the date that person became an interested stockholder unless specified conditions are met.

     - Special meetings of stockholders may not be called by anyone other than the chairman of the board, our president, our board of directors or the executive committee of our board.

     - Our board of directors is divided into three classes whose terms end in successive years, so that less than a majority of our board comes up for election at any annual meeting.

     - Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the voting rights and other privileges of these shares without any vote or action by our stockholders.

     - We have issued "poison pill" rights under our Rights Plan, which could have the effect of discouraging unsolicited acquisition proposals.

                                USE OF PROCEEDS

     Assuming a public offering price of $16.5625 per share, the net proceeds to Rowan from the sale of the 10,000,000 shares of common stock in this offering will be approximately $159.8 million ($183.9 million if the underwriters exercise their over-allotment option) after deducting the underwriting discount and $400,000 of estimated offering expenses.

     We will use the net proceeds from this offering to repay the $110 million outstanding under our revolving credit facility and for general corporate purposes. Pending such uses, we will invest the net proceeds in short-term investment grade securities.

     Advances under our revolving credit facility bear interest at a variable rate of LIBOR plus .40%. The revolving credit facility will mature in October 2000. As of September 30, 1999, $110 million was outstanding under our revolving credit facility with an interest rate of 5.81%.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "RDC." The following table sets forth the range of high and low sales prices per share of common stock for the periods indicated, as reported on the New York Stock Exchange.

                                                               HIGH        LOW
                                                              ------      ------
1997
  First Quarter.............................................  $29.00      $18.63
  Second Quarter............................................   28.63       16.75
  Third Quarter.............................................   36.88       28.19
  Fourth Quarter............................................   43.94       26.50
1998
  First Quarter.............................................  $32.00      $22.44
  Second Quarter............................................   32.50       18.75
  Third Quarter.............................................   20.63        9.00
  Fourth Quarter............................................   15.94        9.13
1999
  First Quarter.............................................  $14.19      $ 8.50
  Second Quarter............................................   19.94       11.38
  Third Quarter.............................................   20.94       15.81
  Fourth Quarter (through October 12, 1999).................   17.13       14.00

     On October 12, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $16.5625 per share. As of September 30, 1999, there were 3,022 record owners of our common stock.

                                DIVIDEND POLICY

     During the past three years, we have not declared or paid a dividend on our common stock and do not intend to do so in the near future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the board deems relevant.

     Our debt agreements limit the amount of dividends payable on our common stock. For a description of these restrictions, please read Notes 2 and 5 of our notes to consolidated financial statements in our annual report for 1998.

                                 CAPITALIZATION

     The following table sets forth our current maturities of long-term debt and our consolidated capitalization as of September 30, 1999, and as adjusted to give effect to the sale of the shares of common stock in this offering and the application of the net proceeds therefrom (in thousands except share data):

                                                                AT SEPTEMBER 30, 1999
                                                             ---------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                             ----------   --------------
Current maturities of long-term debt.......................  $   18,433     $   18,433
                                                             ==========     ==========
Long-term Debt:
  $155 million bank revolving credit facility expiring in
     October 2000(2).......................................  $  110,000     $       --
  6.94% Title XI note payable due 2010; secured by Gorilla
     V(3)..................................................      55,836         55,836
  6.15% Title XI note payable due 2010; secured by Gorilla
     V(3)..................................................      71,743         71,743
  Floating-rate Title XI note payable due 2012; secured by
     Gorilla VI(4).........................................     130,575        130,575
                                                             ----------     ----------
          Total long-term debt.............................  $  368,154     $  258,154
                                                             ----------     ----------
Stockholders' equity:
  Preferred Stock, $1.00 par value; 5,000,000 shares
     authorized, issuable in series:
     Series III Preferred Stock; 10,300 shares authorized,
       none outstanding....................................          --             --
     Series A Preferred Stock; 4,800 shares authorized,
       none outstanding....................................          --             --
     Series B Preferred Stock; 4,800 shares authorized,
       none outstanding....................................          --             --
     Series A Junior Preferred Stock; 1,500,000 shares
       authorized, none issued.............................          --             --
  Common Stock, $.125 par value; 150,000,000 shares
     authorized; 89,027,290 shares issued (as adjusted,
     93,267,971 shares issued)(5)..........................      11,128         11,658
  Additional paid-in capital...............................     425,113        523,091
  Retained earnings........................................     345,188        345,188
  Cost of 5,759,319 treasury shares (as adjusted, 0
     treasury shares)......................................     (61,334)            --
                                                             ----------     ----------
          Total stockholders' equity.......................     720,095        879,937
                                                             ----------     ----------
          Total capitalization.............................  $1,088,249     $1,138,091
                                                             ==========     ==========

---------------

(1) As adjusted for the sale of the common stock offered hereby (including the treasury shares), at an assumed offering price of $16.5625 per share, and the repayment of all amounts outstanding under our revolving credit facility.

(2) Outstanding advances under our revolving credit facility bear a variable rate of interest equal to LIBOR plus .40% per annum. At September 30, 1999, the interest rate was approximately 5.81%.

(3) These notes are payable in 24 semi-annual installments through July 2010.

(4) This note consists of construction advances for Gorilla VI which bear a variable rate of interest equal to LIBOR plus .30% per annum. At September 30, 1999, the interest rate was approximately 6.3%. We may fix the interest rate on outstanding advances at any time and are obligated to fix the interest rate on all outstanding advances on the earlier of September 15, 2002 or two years following delivery of the rig. The first of 24 semi-annual installments is due on September 15, 2000.

(5) Excludes 5,013,016 shares of common stock reserved for issuance under employee and director compensation plans. Please read notes 2 and 3 to our audited consolidated financial statements in our annual report on Form 10-K for 1998.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data of Rowan for each of the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes incorporated by reference from our annual report on Form 10-K for the fiscal year ended December 31, 1998, the unaudited interim financial statements and the related notes included in our quarterly report on Form 10-Q for the quarter ended September 30, 1999. Please read "Incorporation of Documents by Reference." Information for the nine months ended September 30, 1999, in the opinion of our management, contains all adjustments necessary for a fair presentation and is not necessarily indicative of the results to be expected for the full year. Amounts are in thousands except per share amounts and ratios.

                                                                                                 NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                                   -------------------------------------------------------   -------------------------
                                     1994       1995       1996       1997          1998       1998          1999
                                   --------   --------   --------   --------      --------   --------   --------------
INCOME STATEMENT DATA:
  Revenues:
    Drilling services............  $245,917   $250,080   $316,123   $434,004      $431,664   $359,192      $189,670
    Manufacturing sales and
      services...................    96,664    133,755    143,768    154,852       158,913    119,431        69,653
    Aviation services............    95,578     87,462    111,269    106,396       115,773     93,001        79,822
                                   --------   --------   --------   --------      --------   --------      --------
        Total....................   438,159    471,297    571,160    695,252       706,350    571,624       339,145
                                   --------   --------   --------   --------      --------   --------      --------
  Income (loss) from
    operations...................    (1,407)    (2,255)    78,671    182,456       182,212    178,241       (14,387)
  Interest expense -- net........   (27,530)   (27,702)   (25,031)   (16,242)       (1,236)    (1,071)       (8,503)
  Interest income................     4,813      5,209      4,157      5,190         7,205      5,179         3,565
  Net income (loss)..............  $(22,989)  $(18,436)  $ 61,338   $146,659(1)   $124,460   $119,643      $(12,023)
  Net income (loss) per share:
    Basic........................  $  (0.27)  $  (0.22)  $   0.72   $   1.70(1)   $   1.45   $   1.39      $  (0.14)
    Diluted......................     (0.27)     (0.22)      0.70       1.65(1)       1.43       1.36         (0.14)
OTHER FINANCIAL DATA:
  Depreciation and
    amortization.................  $ 50,790   $ 50,555   $ 47,882   $ 47,078      $ 49,703   $ 36,847      $ 40,856
  Capital expenditures...........    43,377     33,881    117,947    180,066       247,747    180,136       166,266

                                                        AT DECEMBER 31,                           AT SEPTEMBER 30, 1999
                                    --------------------------------------------------------   ---------------------------
                                      1994       1995       1996        1997         1998        ACTUAL     AS ADJUSTED(2)
                                    --------   --------   --------   ----------   ----------   ----------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.......  $111,070   $ 90,338   $ 97,225   $  108,332   $  148,834   $   60,047     $  109,889
  Accounts receivable.............    78,317     87,811    112,836      133,627       81,097       91,142         91,142
  Working capital.................   195,945    200,588    232,045      330,852      286,059      210,581        260,423
  Property, plant and equipment --
    net...........................   506,121    487,039    546,200      677,160      877,197    1,001,211      1,001,211
  Total assets....................   805,179    802,488    899,308    1,122,135    1,249,108    1,298,659      1,348,501
  Note payable and current
    maturities of long-term
    debt..........................       289      7,039      3,932           --       12,756       18,433         18,433
  Long-term debt..................   248,504    247,744    267,321      256,150      310,250      368,154        258,154
  Stockholders' equity............   442,347    429,155    496,219      653,098      729,996      720,095        879,937
  Current ratio...................     4.39x      3.75x      3.72x        5.06x        4.59x        3.58x          4.19x
  Long-term debt/total
    capitalization(3).............      0.36       0.37       0.35         0.28         0.30         0.34            .23

---------------

(1) Includes a $9.8 million ($.12 per basic and $.11 per diluted share) extraordinary charge in connection with the redemption of long-term debt.

(2) As adjusted to reflect the sale of the shares of common stock in this offering at an assumed offering price of $16.5625 per share and the repayment of all amounts outstanding under our revolving credit facility.

(3) Total capitalization consists of long-term debt plus stockholders' equity.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     Oil prices, which had begun to decline in late 1997 from the low $20s per barrel, continued to fall throughout 1998 to around $11 at year end. This decline resulted from excessive worldwide inventories of oil, which was caused by:

     - increased OPEC production quotas in late-1997;

     - reduced Asian demand due to economic instability;

     - increased UN-approved Iraqi production; and

     - mild weather conditions.

     By mid-year 1998, demand for drilling services began to wane, and rig utilization and day rates dropped to levels from which they only recently have begun to recover. The full effect of lower oil prices on niche markets like the North Sea, where longer-term contracts are the rule, has lagged into 1999. We believe any significant recovery is unlikely until late 2000. The weakness in oil markets spurred the consolidation of many major oil companies as reserves could be acquired more economically than discovered and developed and economies of scale were perceived to be a benefit.

     We believe that day rates and utilization will gradually recover because:

     - global demand for oil and gas is growing, with worldwide oil demand having grown every year since 1983, a cumulative 26% in the last 15 years;

     - existing oil and gas reserves are depleting rapidly;

     - in March 1999, OPEC agreed to and actually implemented, for the third time in a year, reductions in production quotas;

     - inventories of oil and related products have steadily declined during 1999, to the point where most current inventory estimates are at or below 1998 levels;

     - several independent producers have recently announced increases in their 1999 drilling budgets;

     - a recently-published survey indicates that "a record 73% of respondents plan to increase [exploration and production] spending in 2000," with most expecting increases of more than 10% (in the case of major companies, however, a significant portion of these increases will apparently be committed to drilling in areas outside our market); and

     - often a significant hindrance to North Sea exploration and production activity, the burden of UK tax policies has been alleviated somewhat with the recent reinstatement of capital gains tax rollover relief and the continued deferral of a petroleum revenue tax increase.

     In summary, many of the short-term trends that coincided during late-1997 and early-1998, which drove the price of oil to historic lows and depressed the entire drilling industry to levels not seen since the mid-1980s, have reversed, setting the stage for a return of industry conditions like those enjoyed during the 1995-1997 period. In short, we believe the 1998-99 market conditions were an aberration, a momentary correction in an otherwise positive trend line.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     Rowan incurred a net loss of $12.0 million in the first nine months of 1999 compared to net income of $119.6 million in the same period of 1998. Although oil and natural gas prices have recently improved, their prolonged weakness during 1998 and early-1999 significantly reduced worldwide drilling activity during the period, with adverse consequences for Rowan's rig utilization, average day rates and drilling operating results.

Continued weakness in other commodity prices resulted in an unfavorable contribution from Rowan's manufacturing operations during the period and a significant decline from the prior year.

     A comparison of revenues and operating profit (loss) from drilling, manufacturing, aviation and consolidated operations for the first nine months of 1999 and 1998, respectively, is reflected below (dollars in thousands):

                                         DRILLING           MANUFACTURING          AVIATION           CONSOLIDATED
                                    -------------------   ------------------   -----------------   -------------------
                                      1999       1998      1999       1998      1999      1998       1999       1998
                                    --------   --------   -------   --------   -------   -------   --------   --------
Revenues..........................  $189,670   $359,192   $69,653   $119,431   $79,822   $93,001   $339,145   $571,624
Percent of Consolidated
  Revenues........................       56%        63%       21%        21%       23%       16%       100%       100%
Operating Profit (Loss)(1)........  $  2,910   $173,493   $(1,461)  $ 13,376   $(1,775)  $ 5,017   $   (326)  $191,886

---------------

(1) Income (loss) from operations before deducting general and administrative expenses.

     As shown above, Rowan's consolidated operating results decreased by $192.2 million when comparing the first nine months of 1999 and 1998. Drilling revenues declined by $169.5 million or 47% as Rowan's offshore fleet was only 63% utilized during the first nine months of 1999, compared to 92% in the first nine months of 1998, and suffered a 26% decrease in average operating day rates between periods. Related expenses decreased by $1.6 million, or 1%, between periods, despite the addition of Gorilla V costs which, as a result of a contract termination now in litigation, had no offsetting revenues.

     The $14.8 million decline shown above in Rowan's manufacturing results between periods primarily reflects the decreased contributions from the equipment and marine groups. The equipment group continued to suffer the effects of weak commodity prices, while the marine group's operations were reduced following the completion, in late-1998, of two Super 116-C rig kits. The division's external backlog was at $9.7 million at September 30, 1999, $20.5 million or 68% below the year-ago level. Manufacturing operations exclude approximately $100 million of products and services provided to the Rowan's drilling division during the first nine months of 1999, most of which was attributable to construction progress on Gorilla VI and Gorilla VII, compared to $88 million in the same period of 1998.

     The aviation operating results in both periods reflect the normal reduced flying activity in Alaska throughout much of the first four months of the year, although the 1999 results were also hampered by reduced energy-related flying activity in the Gulf of Mexico and lower revenues than the previous period from fire control services.

     Perceptible trends in the offshore drilling markets in which Rowan is currently operating and the number of Rowan-operated rigs in each of those markets are as follows:

AREA                                          RIGS            PERCEPTIBLE INDUSTRY TRENDS
----                                        --------          ---------------------------
Gulf of Mexico............................     17      Moderately improving exploration and
                                                         development activity
North Sea.................................      3      Reduced levels of drilling activity for
                                                       jack-up rigs
Eastern Canada............................      2      Generally stable demand
                                              ---
       Total..............................     22

     The preceding table reflects the impending relocation of the cantilever jack-up Rowan-Halifax from the North Sea to the Gulf of Mexico.

     Perceptible trends in the aviation markets in which the Rowan is currently operating and the number of Rowan-operated aircraft based in each of those markets are as follows:

AREA                                        AIRCRAFT          PERCEPTIBLE INDUSTRY TRENDS
----                                        --------          ---------------------------
Alaska....................................     68      Normal seasonal decline
Gulf of Mexico............................     46      Moderately improving market conditions,
                                                         particularly for deep water operations
                                              ---
       Total..............................    114

     The drilling and aviation markets in which Rowan competes frequently experience significant changes in supply and demand. Offshore drilling utilization and day rates are primarily a function of the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. These expenditures, in turn, are affected by many factors such as existing and newly discovered oil and natural gas reserves, political and regulatory policies, seasonal weather patterns, contractual requirements under leases or concessions, trends in finding and extraction costs and, probably most influential, oil and natural gas prices. Rowan's aviation operations are also affected by such factors, as flying in support of offshore energy operations remains a major source of business and Alaska operations are hampered by weather each winter. The volatile nature of these factors prevents Rowan from being able to accurately predict whether existing market conditions or the perceptible market trends reflected in the preceding tables will continue. In response to fluctuating market conditions, Rowan can relocate its drilling rigs and aircraft from one geographic area to another, but only when it believes such moves are economically justified.

     Rowan's drilling operations continue to be adversely impacted by the effects of the dramatic decline in world oil prices that occurred throughout 1998 and early-1999. Most energy companies have significantly reduced their 1999 drilling budgets from 1998 levels and many of the major oil companies continue to be preoccupied with internal merger issues. Recently, following improved OPEC production discipline, oil and natural gas prices have strengthened, bid activity for Gulf of Mexico jack-ups has improved and several independent energy companies have announced increases in their 1999 drilling budgets. As a result, Rowan believes that offshore drilling activity in the Gulf of Mexico will continue to improve. Conversely, Rowan believes significant additional North Sea drilling activity will not materialize during the remainder of 1999 or the first half of 2000 and, as a result, recently relocated three of its Class 116-C jack-ups from that market to the improving Gulf of Mexico market. There can be no assurance that drilling market conditions will continue improving or that Rowan's operations will not be more adversely affected should current market conditions deteriorate.

     Though considerably less volatile than its drilling and aviation operations, Rowan's manufacturing operations have also been adversely impacted by depressed world commodity prices -- in particular, prices for copper, iron ore, coal, gold and diamonds. Although the prices of some of these commodities have recently improved, backlog remains well below year-ago levels. With reduced worldwide demand for drilling services, additional rig kit sales in the near term are unlikely. Rowan believes that without additional strengthening of commodity prices, its manufacturing operations may not be profitable in 1999.

     In January 1999, British American Offshore Limited, our wholly owned UK subsidiary, received notification from Amoco (U.K.) Exploration Company that its one-year North Sea drilling contract for Gorilla V was being terminated for an alleged performance breach of contract relating to equipment problems. Amoco filed a lawsuit against British American in London seeking a declaration that the contract termination was proper and seeking damages. British American counter-claimed, alleging that Amoco's termination was wrongful and seeking damages equal to the full value of the contract if performed plus costs. A trial on the contractual issues is scheduled to take place in London during May 2000. Rowan believes the contract was wrongfully terminated and has filed a separate action in state court in Houston, Texas alleging tortious conduct in connection with the contract termination seeking both compensatory and punitive damages. Although the Texas suit is scheduled for trial in February 2000, the foreign defendants have asserted jurisdictional challenges which may delay the scheduled trial date. Discovery on jurisdictional and merit issues is underway. Rowan cannot predict the outcome of either lawsuit.

Three Years Ended December 31, 1998

     The following analysis highlights Rowan's operating results for the years indicated (in millions):

                                                              1998     1997     1996
                                                             ------   ------   ------
Revenues:
  Drilling.................................................  $431.7   $434.0   $316.1
  Manufacturing............................................   158.9    154.9    143.8
  Aviation.................................................   115.8    106.4    111.3
                                                             ------   ------   ------
          Total............................................  $706.4   $695.3   $571.2
                                                             ======   ======   ======
Operating Profit (Loss)*:
  Drilling.................................................  $180.1   $185.0   $ 79.3
  Manufacturing............................................    18.9     16.3      9.5
  Aviation.................................................     1.6     (1.9)     6.5
                                                             ------   ------   ------
          Total............................................  $200.6   $199.4   $ 95.3
                                                             ======   ======   ======
Net Income.................................................  $124.5   $146.7   $ 61.3
                                                             ======   ======   ======

---------------

* Income (loss) from operations before deducting general and administrative expenses.

     The return of weakness and instability to oil and gas prices during 1998 significantly curtailed worldwide drilling activity by year-end, effectively reversing, in a period of months, the substantial industry improvements realized over the previous three years.

     During the 1995-97 period, worldwide demand for energy products grew, the spread between oil and natural gas prices and the cost of finding and recovering reserves remained attractive and the availability of capable equipment continually declined. Such increasingly favorable economic conditions prompted a surge in drilling activity throughout the period that enabled Rowan to achieve record revenues and profitability in 1997. With its existing offshore drilling fleet virtually 100% utilized from mid-1995 through mid-1998, and at continually increasing drilling day rates, Rowan implemented during this period a strategic plan aimed at significantly expanding its revenue base through the construction of newer and more capable offshore drilling equipment and the reactivation of its domestic land drilling business.

     The year 1998 began with oil prices in decline but still at profitable levels. However, months of increased worldwide production coupled with slowing global demand kept downward pressure on oil. When per barrel prices approached $15.00 during the second quarter, market conditions began to measurably weaken. At that point, energy companies began suspending portions of their drilling programs and reducing their 1998 drilling budgets. By mid-year, Rowan began experiencing curtailed drilling assignments in its most prominent market, the Gulf of Mexico, and was forced to offer significantly reduced day rates. During the latter part of 1998, with oil prices at historical lows, Rowan's domestic day rates were at levels less than half of that obtained earlier in the year, and its fleet utilization suffered dramatically. Though Rowan's 1998 drilling operations yielded revenues and results comparable to the record levels attained in 1997, the trend over the last half of the year was decidedly unfavorable.

     The manufacturing division has continued to provide meaningful returns while assuming a lead role in Rowan's offshore drilling fleet expansion program. During 1998, the manufacturing division delivered Rowan's Gorilla V jack-up and completed for others the design and major components comprising a "kit" for two new jack-up rigs. Also, during 1998, the manufacturing division achieved significant progress on Gorilla VI and began ordering long lead-time components for Gorilla VII.

     During the past three years, Rowan's aviation division has continued to diversify its flight services and the variances in revenues and operating results reflected above were largely due to fluctuating forest fire control activities.

     Results for 1998 included higher provisions for income taxes due primarily to the availability, in prior years, of offsetting tax credit and loss carryforwards.

     From late 1995 through early 1997, Rowan's results were impaired by unsuccessful turnkey drilling operations. In early 1997, Rowan ceased turnkey drilling activities and recognized a $20.2 million loss on its one well in progress. Turnkey operations incurred a loss of $4.0 million in 1996. Rowan is not pursuing any turnkey work at this time.

     During 1997, Rowan redeemed early its $200 million of 11 7/8% Senior Notes and incurred $9.8 million of net extraordinary charges consisting primarily of redemption premiums.

     Drilling Operations. Rowan's drilling operating results are generally a function of rig rates and activity achieved in its offshore drilling business conducted primarily in the Gulf of Mexico, the North Sea and offshore eastern Canada. Such rates and activity are primarily determined by the level of offshore expenditures by energy companies and the availability of competitive equipment.

     Market conditions in the offshore drilling industry deteriorated in 1998 after improving almost continuously during the previous two years. For most of the 1996-1997 period, the demand for offshore drilling equipment effectively equaled or exceeded the supply, particularly in the areas in which Rowan operates. Throughout 1996, both the Gulf of Mexico and North Sea markets offered improving returns primarily due to growing worldwide demand for oil and natural gas. Activity and day rates in the Gulf of Mexico were enhanced by strong natural gas prices, while North Sea utilization held at virtually 100% due to the scarcity of harsh environment drilling equipment. During this period, technological advances such as horizontal drilling and production techniques and 3-D seismic became established and substantially enhanced the economics of oil and gas exploration and production. As a result, deep-water prospects in the Gulf of Mexico became economically viable, budding drilling markets such as west Africa, southeast Asia and The Netherlands strengthened and drilling assignments began to lengthen. The tightening of drilling markets worldwide continued throughout 1997 and Rowan's operations, featuring long-legged jack-ups designed for harsh environments, yielded record results.

     In 1998, the dramatic weakening of oil and natural gas prices yielded a substantial decline in offshore drilling, especially in the highly competitive Gulf of Mexico market. During the second quarter, energy companies began reducing their drilling expenditures by first allowing options on the primarily short-term contracts to lapse and eventually canceling planned drilling projects. Activity was further impaired following announcements of several energy company mergers due to the uncertainty created within the merging companies' drilling staffs, plans and budgets. The more exclusive markets like the North Sea, with premium equipment and generally longer-term contracts, were more resilient, though by year end, indications of future deterioration, such as the early cancellation of term contracts, became apparent. As a result, Rowan's Gulf of Mexico fleet suffered a 20% decline to 79% utilization in 1998 while its six North Sea rigs were 90% utilized. Rowan's efforts to maintain Gulf of Mexico day rates provided a nominal increase in average day rates in 1998 compared to 1997, though average rates still declined by as much as 50% during 1998, while the North Sea fleet averaged a 44% increase in day rates between years. Rowan expanded its Canadian presence during 1998 with the relocation of Gorilla II, and that market remained relatively strong throughout the year.

     Overall, Rowan's worldwide fleet of 21 jack-ups (two of which are leased) was utilized 85%, 99% and 97% in 1998, 1997 and 1996, respectively, while Rowan's semi-submersible achieved utilization of 62%, 99% and 100%, respectively. Rowan considers only revenue-producing days in computing rig utilization.

     The effects of fluctuations in activity and day rates are shown in the following analysis of changes in Rowan's contract drilling revenues (in millions):

                                                              1997 TO 1998    1996 TO 1997
                                                              ------------    ------------
Utilization.................................................     $(54.4)         $ 11.7
Drilling rates..............................................       52.1           124.5

     These fluctuations yielded a $2.3 million or less than 1% decrease in 1998 drilling revenues compared to 1997, which was 37% higher than 1996. Contract drilling expenses were about 11% higher in 1998 compared to 1997, which was 7% higher than 1996, primarily as a result of wage increases for operating personnel and higher rig mobilization costs.

     Rowan's land drilling operations experienced a 25% decline in activity in 1998 for the reasons noted previously, though average day rates were maintained near 1997 levels. Two of Rowan's deep-well land rigs were under contract in Louisiana for most of 1998, and five other rigs worked sporadically in Louisiana and Texas throughout the year.

     During 1998, Rowan completed the refurbishment of two additional land rigs. These two rigs and Rowan's five other land rigs were idle during 1998. The cost of maintaining the idle rigs is modest and the remaining investment in such rigs is not significant.

     The drilling markets in which Rowan competes frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. These expenditures, in turn, are affected by many factors such as existing and newly discovered oil and natural gas reserves, political and regulatory policies, seasonal weather patterns, contractual requirements under leases or concessions, trends in finding and extraction costs and, probably most influential, oil and natural gas prices. The volatile nature of such factors prevents Rowan from being able to accurately predict whether existing market conditions will continue beyond the near term. In response to fluctuating market conditions, Rowan can, as it has done in the past, relocate its drilling rigs from one geographic area to another, but only when such moves are economically justified.

     With historically low oil prices, virtually every energy company significantly reduced its 1998 drilling program and had, as of March 1, 1999, announced further reductions in its 1999 drilling budget. Rowan experienced several curtailed drilling assignments in 1998 and, as noted below, is currently litigating a canceled drilling contract. As of March 1, 1999, only eight of Rowan's 14 Gulf of Mexico rigs were working, and at rates well below those averaged during 1998, and two of Rowan's six North Sea rigs were idle. At these levels, Rowan's drilling operations may not be profitable. There can be no assurance that Rowan's operations will not be more adversely affected should these market conditions persist or that these market conditions will not deteriorate further. During the first quarter of 1999, Rowan took advantage of the lull in activity by utilizing its drilling personnel to make enhancements to and carryout necessary maintenance on its idle rigs.

     Aviation Operations. Although the aviation division's operating results are still heavily influenced by oil and natural gas exploration and production, principally in the Gulf of Mexico, and seasonal weather conditions, primarily in Alaska, the division has continued to diversify its flight services. Rowan offers, among other services, forest fire control, commuter airline services and flightseeing, and has developed and sold auxiliary fuel tanks for helicopters.

     Aviation revenues increased by 9% in 1998 compared to 1997, which was 4% lower than 1996. Aviation division expenses in 1998 were up by 6% over 1997, which was 3% higher than 1996. During 1998, Rowan enjoyed increased activity in virtually all markets, including a 149% increase in forest fire control revenues and a 16% increase in tourism-related revenues. Flying for energy companies in the Gulf of Mexico improved by about 16% in 1998 as a late 1997 rate increase and the addition of longer-range aircraft to serve primarily deep-water customers combined to offset the effects of the generally deteriorating offshore drilling business.

     The number of aircraft operated by Rowan at the end of each of the last three years and the revenue hours for each of those years are reflected in the following table:

                                                              1998     1997     1996
                                                             ------   ------   ------
Twin-Engine Helicopters:
  Number...................................................      64       63       62
  Revenue Hours............................................  30,124   32,504   34,848
Single-Engine Helicopters:
  Number...................................................      26       31       26
  Revenue Hours............................................  14,422   14,652   11,466
Fixed-Wing Aircraft:
  Number...................................................      21       21       21
  Revenue Hours............................................  22,465   22,042   20,669

     On January 30, 1998, Rowan agreed to terminate its ownership in KLM ERA Helicopters, its Dutch affiliate, in return for cash and equipment approximating the carrying value of its 49% interest.

     Changes in energy company exploration and production activities, seasonal weather patterns and other factors can affect the demand for flight services in the aviation markets in which Rowan competes. Rowan can, as it has done in the past, move aircraft from one market to another, but only when the likelihood of higher returns makes such action economical.

     Manufacturing Operations. Rowan's manufacturing division generated a 3% increase in revenues in 1998 compared to 1997, which was 8% higher than 1996, and a 16% increase in profitability between periods, while devoting substantial efforts towards the design and construction of its Gorilla V and Gorilla VI jack-up rigs.

     A 62% increase in marine group sales, primarily reflecting delivery of the bulk of two Super 116-C jack-up rig kits, combined with a 13% increase in steel sales, on a 10% increase in external shipments, more than offset a 14% decline in heavy equipment group sales. Weak commodities prices constrained the heavy equipment group to sales of 30 new cranes, mining loaders, log stackers and container stackers during 1998, compared to 37 units in 1997, and no real increase in parts sales over the prior year.

     Consolidated manufacturing operations exclude approximately $109 million of products and services provided to Rowan's drilling division in 1998, most of which was attributable to construction progress on Gorillas V and VI, compared to $83 million in 1997. The marine group completed and delivered Gorilla V during the fourth quarter of 1998.

     External manufacturing backlog at December 31, 1998 was approximately $8 million, or $50 million less than a year ago, with the decline most prominent in the marine group following completion of the two rig kits. Though considerably less volatile than its drilling and aviation operations, Rowan's manufacturing operations were still being adversely impacted by depressed world commodities prices during the first quarter of 1999 to such an extent that Rowan believes that if such prices do not improve, its manufacturing operations may not be profitable in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     A comparison of key balance sheet amounts and ratios as of September 30, 1999 and December 31, 1998 is as follows (dollars in thousands):

                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                 1999             1998
                                                             -------------    ------------
Cash and cash equivalents..................................    $ 60,047         $148,834
Current assets.............................................    $292,171         $365,652
Current liabilities........................................    $ 81,590         $ 79,593
Current ratio..............................................        3.58             4.59
Long-term debt.............................................    $368,154         $310,250
Stockholders' equity.......................................    $720,095         $729,996
Long-term debt/total capitalization........................        0.34             0.30

     Reflected in the comparison above are the effects in the first nine months of 1999 of net cash provided by operations of $12.4 million, capital expenditures of $166.3 million and net borrowings of $63.6 million.

     Capital expenditures during the first nine months of 1999 were primarily related to construction of Gorilla VI and Gorilla VII, each being a Super Gorilla Class rig, like Gorilla V, featuring simultaneous drilling and production capabilities. The rigs are being constructed at Rowan's Vicksburg, Mississippi shipyard and should be completed by mid-2000 and year-end 2001, respectively.

     Rowan is financing up to $171 million of the cost of Gorilla VI through a 12-year bank loan guaranteed by the U.S. Department of Transportation's Maritime Administration under its Title XI Program. At September 30, 1999, Rowan had drawn down approximately $136 million under the facility, bearing interest at a floating rate of approximately 6.30%. Rowan has applied for Title XI government-guaranteed financing for Gorilla VII on terms and conditions similar to those of Gorillas V and VI. Rowan guaranteed construction of Gorilla V and Gorilla VI and is obligated for the repayment of the debt incurred to construct these rigs. Rowan expects the combined construction cost of Gorillas V, VI and VII will be approximately $600-$650 million.

     Rowan estimates remaining 1999 capital expenditures will be approximately $35 million, including approximately $25 million for Gorillas VI and VII. Rowan may also spend amounts to acquire additional aircraft as market conditions justify and to upgrade existing offshore rigs and manufacturing facilities.

     At September 30, 1999, Rowan had available $45 million under a $155 million bank revolving credit facility maturing in October 2000. The $110 million outstanding under the credit line bore interest at 5.81% on September 30, 1999. Rowan currently has no other available credit facilities. Out of the proceeds of this offering, Rowan plans to repay all advances outstanding under the revolving credit facility. Once Gorilla VII is financed, Rowan currently intends to cancel the facility. Although we do not currently anticipate needing a line of credit, we believe such financing could be arranged if necessary.

     Based upon current operating levels, the previously discussed market trends and expected net proceeds from this offering, management believes that 1999 operations, together with existing working capital and available financial resources, will generate sufficient cash flow to sustain Rowan's planned capital expenditures and debt service requirements for at least the next 12 months.

     At September 30, 1999, approximately $150 million of Rowan's retained earnings was available for the payment of dividends under the most restrictive provisions of Rowan's debt agreements.

     Rowan believes that its exposure to potential year 2000 computer-related problems is limited and the costs associated with readying its information systems and computer-controlled equipment will not materially impact its financial position or results of operations.

     Over the past several years, Rowan has devoted substantial efforts towards upgrading and enhancing its drilling and aviation information systems as a matter of course. Such modifications necessarily contemplated year 2000 compliance, the cost of which has been expensed as incurred, but is not separately identifiable. These upgrades and enhancements are complete, and Rowan believes its drilling and aviation information systems are year 2000 compliant.

     Modifications to Rowan's manufacturing information systems have been undertaken only during the past few years. Rowan estimates the cost of year 2000 compliance for its manufacturing systems will be approximately $4 million, about $3.4 million of which has been expensed to date. Rowan believes that all necessary mission-critical modifications have been completed.

     Rowan will continue to assess and test its computer-controlled equipment for year 2000 compatibility, but has heretofore discovered no significant deficiencies. Rowan's operations are not highly dependent upon any single customer or vendor, and Rowan believes that the risk of a material interruption in its business as a result of year 2000 software problems associated with a single customer or vendor is remote.

     Although Rowan expects to be year 2000 compliant prior to year end, in a "most-reasonably-likely-worst-case-scenario," failure by Rowan or by third parties to fully implement appropriate year 2000 plans could adversely affect Rowan's operations. Such adverse effects could include, among other things, business disruptions, increased costs and loss of business.

     Rowan has not yet deemed necessary any year 2000 contingency plans, but will continue to monitor its own year 2000 status as well as that of its customers and vendors and, if warranted, develop any necessary contingency plans.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, which establishes accounting and reporting standards for derivative instruments and for hedging activities. In June 1999, the FASB issued SFAS No. 137, which delays the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. Rowan held no derivatives in 1999 or 1998 and believes that SFAS No. 133, when adopted effective January 1, 2001, will not materially impact its financial position results of operations.

     Rowan believes that its exposure to risk of earnings loss due to changes in market interest rates is not significant.

                                    BUSINESS

OVERVIEW

     Rowan Companies, Inc. provides contract drilling services primarily in the Gulf of Mexico, the North Sea and offshore eastern Canada. Rowan's offshore fleet features 21 mobile deep-water jack-up rigs capable of drilling to depths of up to 30,000 feet, including three Gorilla Class rigs designed for harsh drilling environments and one Super Gorilla Class rig. Two more Super Gorilla Class rigs are now under construction. All of Rowan's jack-up rigs available for work in the Gulf of Mexico are currently under contract. One additional rig is being upgraded to a cantilever and another is being redeployed from the North Sea to the Gulf of Mexico. Rowan's contract drilling services also extend onshore, with a fleet of 14 land rigs offered for drilling in the continental United States and Alaska.

     Rowan was organized in 1947 as a Delaware corporation and is a successor to a contract drilling business conducted since 1923 under the name Rowan Drilling Company, Inc.

     Complementing Rowan's contract drilling business are:

     - the LeTourneau marine construction facility, which has designed and built over one-third of all mobile offshore jack-up drilling rigs, including all 21 operated by Rowan;

     - an international aviation service business operating helicopters and fixed-wing aircraft; and

     - a manufacturing facility which produces heavy equipment for the mining, timber and transportation industries and operates a mini-steel mill that recycles scrap steel and produces steel plate.

The following charts illustrate the respective percentages of revenues and property, plant and equipment (net) represented by each of Rowan's business activities:

[GRAPH SHOWING REVENUES FOR YEAR ENDED DECEMBER 31, 1998 CONSISTING OF 61% FROM DRILLING OPERATIONS, 23% FROM MANUFACTURING OPERATIONS AND 16% FROM AVIATION OPERATIONS]

[GRAPH SHOWING PROPERTY, PLANT & EQUIPMENT - NET AS OF
DECEMBER 31, 1998 CONSISTING OF 82% IN DRILLING OPERATIONS, 11% IN AVIATION OPERATIONS AND 7% IN MANUFACTURING OPERATIONS]

STRATEGY

     Our business strategy is to be the leading provider of technologically advanced, higher margin contract drilling services to the deep-water jack-up rig market. We operate our company to take advantage of cyclical upturns and to minimize the effects of cyclical downturns. Key elements of this strategy include:

     - Geographic focus on higher margin markets. We focus our drilling operations in the deep-water jack-up segment of the Gulf of Mexico, the southern gas sector and harsh environment areas of the North Sea and offshore eastern Canada. These areas tend to enable our customers to take advantage of our technologically advanced fleet of deep-water jack-up rigs, including our hostile environment Gorilla and Super Gorilla Class rigs and enable us to achieve higher margins. By focusing on these select markets, we are also able to take advantage of the knowledge resulting from long term operations in these areas.

     - Provide high quality equipment. We acquired Marathon LeTourneau, a marine construction and manufacturing business, in 1994. LeTourneau has built over one-third of all mobile offshore jack-up drilling rigs ever built, including all 21 operated by us. LeTourneau's expertise in designing and constructing hostile environment jack-up rigs has facilitated the construction of our Gorilla and Super Gorilla Class rigs, the most technologically advanced jack-up rigs in the industry. LeTourneau also provides us with a cost advantage in constructing and maintaining rigs for our own use as opposed to contracting with third parties.

     - Opportunistically reinvest in rig fleet. We seek to design and build high-quality, technologically advanced rigs and utilize cyclical downturns to refurbish and upgrade them so that their availability is not interrupted when markets improve.

     - Maintain a prudent financial plan. We generally enter into shorter term contracts so that we maintain the flexibility to capture higher day rates in improving markets. We balance the risks associated with this strategy by maintaining a strong balance sheet, avoiding excessive indebtedness and maintaining large cash reserves.

     - Develop and retain a qualified and loyal workforce. We hire employees at entry-level positions, maintain crews on our rigs during downturns, and retain them by promoting from within and rewarding competency and loyalty. We believe this results in higher morale and better retention of our workforce, resulting in superior service delivery to our customers. Our senior management team has an average of more than 21 years of service at Rowan.

DRILLING OPERATIONS

     In 1998, Rowan's drilling operations generated an operating profit (income from operations before deducting general and administrative expenses) of $180.1 million, or 90% of the company's consolidated operating profit for the year. During the first nine months of 1999, Rowan's drilling operations generated an operating profit of $2.9 million.

Offshore Operations

     Since 1970, Rowan's drilling operations have featured jack-up rigs performing both exploratory and development drilling and, in certain areas, well workover operations. Rowan operates larger, deep-water type jack-up rigs capable of drilling to 30,000 feet in water depths of up to 550 feet, depending on the size of the rig, its geographic location and weather conditions.

     A jack-up rig is a floating hull with three independently elevating legs, drilling equipment, supplies, crew quarters, loading and unloading facilities, a helicopter landing deck and other related equipment. Drilling equipment includes engines, drawworks or hoist, derrick, pumps to circulate the drilling fluid, drill pipe and drilling bits. Rowan's rigs are equipped with propulsion thrusters to assist in towing. At the drilling site, the legs are lowered until they penetrate the ocean floor and the hull is jacked-up on the legs to the desired elevation above the water. The hull then serves as a drilling platform until the well is completed at which time the hull is lowered into the water, the legs are elevated and the rig is towed to the next drilling site.

     Rowan's cantilever jack-ups can extend that portion of the hull containing the drilling equipment over fixed production platforms so that development or workover operations on the platforms can be carried out with a minimum of interruption to production. In 1989, Rowan acquired and developed "skid base" technology enabling its conventional jack-up rigs to work over wells on a production platform that previously required a cantilever jack-up or platform rig.

     The following table describes Rowan's offshore drilling rigs as of September 30, 1999, including their drilling capabilities, year placed in service and current geographic location:

                                             DEPTH(B):      YEAR PLACED IN
NAME/CLASS(A)                              WATER/DRILLING      SERVICE          LOCATION
-------------                              --------------   --------------      --------
Cantilever Jack-up Rigs:
  Gorilla II 200-C (d)(f)(g).............  328feet/30,000feet 1984           Eastern Canada
  Gorilla III 200-C (d)(f)(g)............  328feet/30,000feet 1984           Eastern Canada
  Gorilla IV 200-C (d)(f)(g).............  328feet/30,000feet 1986           North Sea
  Gorilla V 219-C (e)(f)(h)..............  400feet/30,000feet 1998           North Sea
  Rowan-California 116-C (c)(f)..........  300feet/30,000feet 1983           Gulf of Mexico
  Rowan-Halifax 116-C (c)(f)(l)(o).......  225feet/30,000feet 1982           North Sea
  Cecil Provine 116-C (c)(f)(m)..........  300feet/30,000feet 1982           Gulf of Mexico
  Arch Rowan 116-C (c)(f)(g).............  225feet/30,000feet 1981           North Sea
  Gilbert Rowe 116-C (c)(f)(g)(k)........  350feet/30,000feet 1981           Gulf of Mexico
  Charles Rowan 116-C (c)(f)(g)(k).......  350feet/30,000feet 1981           Gulf of Mexico
  Rowan-Paris 116-C (f)(g)(k)............  350feet/30,000feet 1980           Gulf of Mexico
  Rowan-Middleton 116-C (f)(g)(k)........  350feet/30,000feet 1980           Gulf of Mexico
  Rowan-Fort Worth 116-C (f)(g)(k).......  350feet/30,000feet 1978           Gulf of Mexico
Conventional Jack-up Rigs:
  Rowan-Juneau 116 (c)(f)(i).............  300feet/30,000feet 1977           Gulf of Mexico
  Rowan-Odessa 116 (f)(i)(k).............  350feet/30,000feet 1977           Gulf of Mexico
  Rowan-Louisiana 84 (f)(i)(k)...........  350feet/30,000feet 1975           Gulf of Mexico
  Rowan-Alaska 84 (f)(i)(k)..............  350feet/30,000feet 1975           Gulf of Mexico
  Rowan-Texas 52 (f).....................  250feet/20,000feet 1973           Gulf of Mexico
  Rowan-Anchorage 52 (f).................  250feet/20,000feet 1972           Gulf of Mexico
  Rowan-New Orleans 52 (f)(j)............  250feet/20,000feet 1971           Gulf of Mexico
  Rowan-Houston 52 (f)(n)................  250feet/20,000feet 1970           Gulf of Mexico
Semi-Submersible Rig: Rowan-Midland
  (f)....................................  1,200feet/25,000feet 1976         Gulf of Mexico

---------------

(a) Classes 219-C ("Super Gorilla"), 200-C ("Gorilla"), 116-C, 116, 84 and 52 are nomenclature assigned by LeTourneau, Inc. to jack-ups of its design and construction.

(b) Indicates rated water depth in current location and rated drilling depth, respectively.

(c)  Unit modified to increase operating capability in hostile environments.

(d)  Gorilla Class unit designed for extreme hostile environment capability.

(e) Super Gorilla Class unit (an enhanced version of the Gorilla Class) designed for extreme hostile environment capability.

(f)  Unit equipped with a "top-drive" drilling system.

(g)  Unit equipped with three mud pumps.

(h)  Unit equipped with four mud pumps.

(i)  Unit equipped with a "skid base" unit.

(j)  Unit equipped with drilling/heavy-lift crane option.

(k)  Unit equipped with leg extensions.

(l)  Rig sold in December 1984 and leased back through March 2008.

(m)  Rig sold in December 1985 and leased back through December 2000.

(n)  Unit being upgraded to a cantilever rig.

(o)  Unit being mobilized from the North Sea to the Gulf of Mexico.

     Rowan's Gorilla Class rigs, Gorillas II, III and IV, are a heavier-duty class of jack-up rig, intended to drill up to 30,000 feet in water depths up to 328 feet in extreme hostile environments (winds up to 100 miles per hour and seas up to 90 feet).

     During the fourth quarter of 1998, Rowan completed construction of the first of three Super Gorilla Class rigs, Gorilla V, which is the world's largest bottom-supported mobile offshore drilling unit. Gorilla V is a combination drilling and production unit capable of operating year-round in 400 feet of water south of the 61st parallel in the North Sea, within the worst case combination of 100-year storm criteria for waves, wave periods, winds and currents. Rowan believes that Gorilla V's combined drilling and production capabilities make Gorilla V an attractive lower cost alternative to customers as compared to the traditional method of installing a fixed platform for producing wells once they have been drilled. Rowan financed $153.1 million of the cost of Gorilla V through bank loans guaranteed by the U.S. Department of Transportation's Maritime Administration under its Title XI Program.

     In October 1996, Rowan announced plans for the construction of two additional Super Gorilla Class rigs, Gorilla VI and Gorilla VII. To date, Rowan has completed construction of a significant portion of Gorilla VI and has begun construction on Gorilla VII. Rowan has secured Title XI bank financing for up to $171.0 million of the cost of Gorilla VI on terms and conditions similar to those obtained for Gorilla V. Gorilla VI should be completed by mid-2000 and Gorilla VII by year-end 2001.

     This fleet expansion program began in 1995 and represents Rowan's first new construction since the mid-1980s. Since that time, Rowan's capital expenditures have been primarily for enhancements to existing drilling rigs and manufacturing facilities and for the purchase of aircraft. Of Rowan's 17 remaining jack-up rigs, six cantilever rigs and one conventional rig have been modified to provide a degree of hostile environment operating capability, while five cantilever rigs and three conventional rigs can operate in water depths up to 350 feet.

     Rowan takes advantage of lulls in drilling activity, to perform needed maintenance and make certain enhancements to its drilling fleet.

     Rowan's semi-submersible rig is utilized principally for offshore exploratory drilling from a floating position and is capable of drilling to 25,000 feet in water depths of up to 1,200 feet. A semi-submersible drilling rig consists of a drilling platform raised above multiple hulls by columns. The hulls are flooded and submerged beneath the water surface, in which position the rig is anchored during drilling operations. The drilling platform contains the same type of equipment found on a jack-up rig. After completion of the well, the submerged hull is deballasted to reduce vessel draft and facilitate towing to another drilling location.

Onshore Operations

     Rowan has drilling equipment, personnel and camps available on a contract basis for exploration and development of onshore areas. Onshore rigs were constructed at various dates between 1960 and 1982, utilizing, in some instances, new as well as used equipment. Most of the rigs have been substantially rebuilt subsequent to their dates of construction. Rowan currently owns 14 deep-well land rigs with drilling capabilities ranging from 20,000 to 30,000 feet.

     Rowan's deep-well land rigs are currently located in Texas, Louisiana, Oklahoma, and Alaska. During 1998, these rigs had an average utilization rate of 29%, and of 23% during the first nine months of 1999. The cost of maintaining these rigs is modest, and the remaining investment in the rigs is not significant.

     The drilling equipment comprising an onshore rig consists basically of engines, drawworks or hoist, derrick, pumps to circulate the drilling fluid, drill pipe and drilling bits. The type of rig required by a customer depends upon the anticipated well depth, terrain and conditions in the drilling area.

Contracts

     Rowan's onshore and offshore drilling contracts generally provide for compensation on a day rate basis and are usually obtained either through competitive bidding or individual negotiations. A number of factors affect a drilling contractor's ability, both onshore and offshore, to obtain contracts at a profitable rate within an area. Such factors include the location and availability of equipment, its suitability for the project, the comparative cost of the equipment, the competence of personnel and the reputation of the contractor. Profitability may also be dependent upon receiving adequate compensation for the cost of moving equipment to drilling locations.

     When weak market conditions characterized by declining drilling day rates prevail, Rowan generally accepts lower rate contracts in an attempt to maintain its competitive position and to offset the substantial costs of maintaining and reactivating stacked rigs. When drilling markets are strong and increasing rates prevail, Rowan generally pursues short rather than long-term contracts for its offshore rigs to maximize its ability to obtain rate increases and pass through any cost increases to customers.

     Rowan's drilling contracts are either "well-to-well", "multiple well" or for a fixed term generally ranging from four to twelve months. Well-to-well contracts are cancelable by either party upon completion of drilling at any one site, and fixed-term contracts usually provide for termination by either party if drilling operations are suspended for extended periods by events of force majeure. While most fixed-term contracts are for relatively short periods, some fixed-term and well-to-well contracts continue for a longer period than the original term or for a specific series of wells. Many offshore contracts contain renewal or extension provisions exercisable at the option of the customer at prices agreeable to Rowan and most require additional payments for mobilization and demobilization costs. Rowan's contracts for work in foreign countries generally provide for payment in United States dollars except for minimal amounts required to meet local expenses.

MANUFACTURING OPERATIONS

     In 1994, Rowan acquired the net assets of Marathon LeTourneau Company, headquartered in Longview, Texas. In 1998, the LeTourneau manufacturing division generated an operating profit of $18.9 million, or 9% of Rowan's operating profit for the year. During the first nine months of 1999, the division generated an operating loss of $1.5 million. External manufacturing backlog for all product lines was approximately $9.7 million at September 30, 1999. Rowan holds a number of patents on its inventions and the "LeTourneau" name is considered to be significant to its product lines.

     LeTourneau operates:

     - a marine group that has designed and built over one-third of all mobile offshore jack-up drilling rigs, including all 21 operated by Rowan;

     - a manufacturing facility that produces heavy equipment such as front-end loaders with a 50-ton capacity; and

     - a mini-steel mill that recycles scrap and is capable of producing 120,000 tons of steel plate per year.

     Marine Construction. LeTourneau's Vicksburg, Mississippi shipyard was reactivated during 1995-1996 following Rowan's announcement of the planned construction of the Gorilla V and is dedicated to providing equipment, spare parts and engineering support to the offshore drilling industry. The yard currently employs about 850 people, most of whom have been hired since 1995. Some rig component manufacturing and marine repair services, as well as marine design engineering, continue to be performed at LeTourneau's Longview, Texas facility.

     The marine group delivered the Gorilla V in late-1998 and is currently constructing Rowan's two additional Super Gorilla Class jack-up rigs. Also in 1998, the marine group completed two Super 116-C Class drilling rig kits for others.

     Heavy Equipment. The mining equipment product line features front-end loaders with bucket capacities of 17, 22, 28 and 33 cubic yards and off-road trucks with capacities of 190 and 200 tons. LeTourneau's loaders and trucks are generally used in coal, gold, copper and iron ore mines and utilize LeTourneau's patented diesel electric-drive system with solid state controls. This system allows large, mobile equipment to stop, start and reverse without gear shifting and high maintenance braking. LeTourneau loaders can load trucks in the 85-ton to 310-ton range. LeTourneau's mining equipment and parts are distributed through a worldwide network of independent distributors and a company-owned distribution network serving the western United States.

     The timber equipment product line features diesel electric powered log stackers with either two or four wheel drive configurations and load capacities ranging from 35 to 65 tons. LeTourneau is the only manufacturer that sells electrically powered jib cranes rated from 25,000 to 52,000 lbs. at a reach of 100 to 150 feet and with a 360-degree rotation. LeTourneau's timber equipment is marketed primarily in North America through independent distributors and a Company-owned distribution network in the northwestern United States.

     LeTourneau's transportation equipment line produces several different types of material handling equipment, such as 50-ton capacity, diesel electric, gantry cranes and large forklift-type vehicles, called side porters, used for lifting, transporting and stacking large shipping containers and trailers at ports and rail yards. Gantry cranes can span up to seven container rows plus a truck aisle and stack 9 1/2-feet tall containers up to five high. Gantry cranes equipped with a spreader can lift containers from the top and have retractable arms for loading and unloading piggyback trailers. LeTourneau's transportation equipment is marketed primarily in North America through independent distributors and a Company-owned distribution network in the northwestern United States.

     LeTourneau also sells parts and components to repair and maintain mining, timber and transportation equipment. Equipment parts are marketed through one independent distributor and a Company-owned distribution network in the United States with 17 parts-stocking locations, one independent distributor in Canada with 19 parts-stocking locations, and 31 other international distributors with more than 50 parts-stocking locations.

     Steel Mill. LeTourneau's Longview, Texas mini-steel mill produces carbon, alloy and specialty steel plate products. LeTourneau concentrates on "niche" markets that require alloy, specialty steel grades, or "exotic" versions of carbon steel products, including mold steels, tool steels, aircraft quality steels, 400 series stainless steel and hydrogen-induced, crack-resistant steels. External steel sales, which are garnered through a direct sales force, consist primarily of steel plate, but also include forging ingots and value-added fabrication of steel products. Steel products are generally sold to steel service centers, fabricators, manufacturers and forge shops. The market for carbon steel plate products and fabricated products is regional and encompasses Texas, Oklahoma, Louisiana, Mississippi and Arkansas. LeTourneau ships alloy and specialty grades of plate products nationally and exports quantities to Mexico and Canada. The forging ingot market is concentrated in the Gulf Coast region of Texas. Carbon and alloy plate products are also used internally in the production of heavy equipment and parts.

     LeTourneau engages in a limited amount of research and product development, primarily to increase the capacity of and provide innovative improvements to its product lines. Rowan evaluates on an ongoing basis the LeTourneau product and service lines with the intention of making enhancements.

AVIATION OPERATIONS

     Rowan's wholly-owned subsidiary, Era Aviation, Inc., provides contract and charter helicopter and fixed-wing aviation services principally in Alaska, the coastal areas of Louisiana and Texas, and the western United States. In 1998, the aviation division generated an operating profit of $1.6 million. On September 30, 1999, the following helicopters and fixed-wing aircraft made up the division's fleet:

                                                                             NUMBER OF
TYPE                                                          PASSENGERS     AIRCRAFT
----                                                          ----------     ---------
HELICOPTERS:
  Twin-engine turbine:
     Sikorsky S-61N.........................................       26            3
     Eurocopter AS-332L Super Puma..........................       19            2
     Bell 212...............................................       14           16
     Bell 412...............................................       14           14
     Sikorsky S-76A+........................................       13            2
     Eurocopter BO-105CBS...................................        5           27
                                                                                --
          Total twin-engine turbine.........................                    64
  Single-engine turbine:
     Bell 206LR.............................................        6            5
     Eurocopter AS350B-2 AStar..............................        6           26
                                                                                --
          Total single-engine turbine.......................                    31
               Total helicopters............................                    95
FIXED-WING:
  Convair 580...............................................       50            5
  DeHavilland Twin Otter....................................     9-19           10
  DeHavilland Dash 8........................................       37            2
  DC-3......................................................       28            2
                                                                                --
               Total fixed-wing.............................                    19

     Rowan's helicopter services in recent years have featured flightseeing, forest fire control and support for oil and gas related operations from Era's primary bases in Anchorage, Alaska, and Lake Charles, Louisiana. Services provided offshore Louisiana and Texas are primarily oil and gas-related while the majority of helicopter services in the western United States are provided to governmental agencies in support of forest fire control.

     Rowan is the third largest helicopter operator in the Gulf of Mexico. Since 1979, Rowan has been providing charter and contract helicopter services in the Gulf of Mexico area, primarily to the offshore oil and gas industry. Operations are conducted from the division office in Lake Charles, Louisiana and from bases in the Louisiana cities of Morgan City, Cameron, New Iberia, Intracoastal City, Venice, Fourchon, Houma, Schriever and Johnson Bayou and the Texas cities of Houston, Corpus Christi, Bay City and Sabine Pass.

     Rowan is the largest helicopter operator in Alaska. It provides charter services from bases at Anchorage, Deadhorse (on the North Slope), Juneau and several other Alaska locations. Rowan's charter and contract services are provided throughout Alaska with particular emphasis in the tourism, oil, mining and fishing sectors.

     Helicopters are usually operated on a seasonal basis in Alaska because of the prevalent climatic conditions. The peak utilization period in Alaska is May through September, with the winter months comprising the least active period. The seasonal nature of the Alaska business has been ameliorated in most years by moving helicopters on a limited basis to the Gulf of Mexico area and to the west and northwest regions of the United States and various overseas locations.

     Since 1983, Rowan has operated a scheduled commuter airline service in Alaska encompassing the transportation of passengers, mail and cargo. Era currently serves Valdez, Kenai, Homer, Kodiak, Iliamna and

Cordova, with seasonal service to Whitehorse from its base hub in Anchorage. In addition, it services 17 remote villages from its hub in Bethel, Alaska. Rowan operates under a code sharing agreement with Alaska Airlines which is the largest carrier of passengers from the contiguous United States to Alaska. Rowan's commuter airline is the largest airline operation of that type within the state of Alaska and is the second largest carrier of passengers into and out of the Anchorage International Airport, including the large jet carriers.

     Since 1987, Rowan has manufactured and marketed, from its Gulf Coast Division facility at Lake Charles, Louisiana, a composite external auxiliary fuel tank for use on several helicopters, including the Bell 205, 212 and 412, the military "Huey" and the American Eurocopter BK-117. The tank system provides enhanced flight range with nominal drag while increasing the passenger capacity. Sales to date have been to both civilian and military customers, including emergency float systems for US Army UH-1 Helicopters. Other aircraft accessories are also manufactured at the facility.

Contracts

     Era's flight services generally are provided through master service agreements, term contracts or day-to-day charter arrangements. Master service agreements require incremental payments based on usage, usually have fixed terms ranging from one month to one year and generally are cancelable upon notice by either party in 30 days or less. Term contracts generally are noncancelable and require payments, depending upon their duration, as follows: up to one month -- either incremental payments based on usage or incremental payments plus a base daily rental; and one month to one year -- incremental payments based on usage plus a base monthly rental. Day-to-day charters have the same compensation arrangements as up to one-month term contracts. Because master service agreements and day-to-day charters are Era's most prevalent contracts, Rowan believes that the contract status of its aircraft as discussed in the following paragraph is more informative than backlog information, which it believes is neither calculable nor meaningful.

     Era aircraft available for operation on September 30, 1999 consisted of 95 helicopters (including 49 based in Alaska and 46 in the Gulf of Mexico area) and 19 fixed-wing aircraft (based in Alaska).

                                   MANAGEMENT

                                              YEARS
                                               OF
NAME                                   AGE   SERVICE                 POSITION WITH ROWAN
----                                   ---   -------                 -------------------
C. Robert Palmer.....................  64      39      Chairman, President and Chief Executive Officer;
                                                       Education: BS in Mechanical Engineering and MS
                                                       in Engineering Administration, Southern
                                                       Methodist University
Robert G. Croyle.....................  56      26      Executive Vice President and Director of Rowan;
                                                       Director of the Drilling, Aviation and
                                                       Manufacturing subsidiaries; Education: BA in
                                                       Government, Franklin & Marshall College and JD,
                                                       University of Texas School of Law; completed the
                                                       Columbia University Executive Development
                                                       Program
Daniel F. McNease....................  48      25      Executive Vice President and Director of Rowan;
                                                       Director and President of Drilling Division
                                                       Subsidiaries, Education: BS in Polymer Science,
                                                       University of Southern Mississippi; completed
                                                       the Columbia University Executive Development
                                                       Program
Edward E. Thiele.....................  59      30      Senior Vice President and Chief Financial
                                                       Officer of Rowan; Education: BBA in Accounting,
                                                       University of Texas at Austin; completed the
                                                       Columbia University Executive Development
                                                       Program
Paul L. Kelly........................  60      17      Senior Vice President, Special Projects
                                                       (business development; government and industry
                                                       affairs); Education: BA in Political Science,
                                                       Yale University and JD, Yale University Law
                                                       School
John L. Buvens, Jr. .................  43      18      Vice President, Legal; General Counsel for
                                                       Rowan; Education: BBA in General Business,
                                                       University of Texas at Austin and JD, South
                                                       Texas College of Law; completed the Columbia
                                                       University Executive Development Program
Dan C. Eckermann.....................  51      13      Vice President, Manufacturing; President and
                                                       Chief Executive Officer -- LeTourneau, Inc.;
                                                       Education: BS in Mechanical Engineering, Texas
                                                       A&M University at College Station
Charles W. Johnson...................  55      22      Vice President, Aviation; President and Chief
                                                       Operating Officer -- Era Aviation, Inc.;
                                                       Education: completed the Stanford University
                                                       Graduate School of Business Executive Program
                                                       for Small Companies
Mark A. Keller.......................  47       7      Vice President, Marketing -- North American
                                                       Drilling; Education: Business Major, Texas A&M
                                                       University at College Station
Bill S. Person.......................  51      32      Vice President, Industrial Relations; Education:
                                                       BBA in Management, Texas Tech University;
                                                       completed the Columbia University Executive
                                                       Development Program
William C. Provine...................  52      12      Vice President, Investor Relations; Education:
                                                       BBA in Finance, Texas Christian University
Venkatesh V. Shetti..................  53      28      Manager of Engineering; Education: BE in
                                                       Mechanical Engineering, Shivaji
                                                       University -- India and ME in Mechanical
                                                       Engineering, Lamar University
William H. Wells.....................  37       5      Controller; Education: BBA in Accounting,
                                                       University of Texas at Austin
Mark H. Hay..........................  55      20      Corporate Secretary; Education: BBA in
                                                       Accounting; University of Texas at Austin
Lynda A. Aycock......................  53      27      Assistant Secretary and Assistant Treasurer;
                                                       Education: Accounting Major, Northwestern State
                                                       University
P. Glyn Wheeler......................  52      24      Assistant Treasurer and Corporate Tax Director;
                                                       Education: BBA in Finance, University of Texas
                                                       at Austin and JD, University of Houston Law
                                                       School

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

     The following is a summary of material U.S. federal income and estate tax consequences expected to result under current law from the ownership and disposition of common stock by non-U.S. holders of common stock. You are a "non-U.S. holder" if you are a beneficial owner of common stock who is not:

     - A citizen or resident of the United States,

     - A corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof,

     - An estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source, or

     - A trust whose administration is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under United States federal income tax laws. This summary also does not discuss any aspect of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Prospective purchasers of common stock are advised to consult their own tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Any dividends paid to you on shares of common stock will be subject to withholding of U.S. federal income tax at a rate of 30%, unless a lower rate is prescribed under an applicable tax treaty. U.S. federal income tax withholding will not be required, however, if the dividends are effectively connected with your conduct of a trade or business within the United States or, in the case of an applicable tax treaty, are attributable to a U.S. permanent establishment you maintain. Dividends that are effectively connected with the conduct of a trade or business within the United States, or are attributable to a U.S. permanent establishment will be subject to U.S. federal income tax on a net income basis which is not collected by withholding provided you file the appropriate certification with us or our agent. Any dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business within the United States may also be subject to a "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     For purposes of the withholding tax rules discussed above and for purposes of determining the applicability of a tax treaty rate under current U.S. Treasury Regulations, dividends paid to an address outside the United States will be presumed to be paid to a resident of the country of address, unless the payor has knowledge to the contrary. Under recently issued U.S. Treasury Regulations (referred to as "final regulations") that are effective for payments made after December 31, 2000, you will be required to satisfy applicable certification and other requirements to claim the benefit of a tax treaty rate. In addition, under the final regulations, in the case of common stock held by a foreign partnership:

     - The certification requirement generally will be applied to the partners of the partnership.

     - The partnership will be required to provide certain information, including a U.S. taxpayer identification number.

     If you are eligible for a reduced rate of U.S. federal income tax withholding pursuant to a tax treaty you may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OR DISPOSITION OF COMMON STOCK

     You generally will not be subject to U.S. federal income tax in respect of any gain recognized on the sale or other taxable disposition of common stock so long as:

     - The gain is not effectively connected with your conduct of a trade or business within the United States, nor under an applicable tax treaty is attributable to a U.S. permanent establishment you maintain.

     - You are an individual who holds the common stock as a capital asset, you are not present in the United States for 183 or more days during the taxable year of the disposition, and you do not have a "tax home" in the United States for U.S. federal income tax purposes nor do you maintain an office or other fixed place of business in the United States to which that gain is attributable.

     - You are not subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain U.S. expatriates.

     - Our common stock continues to be "regularly traded on an established securities market" for U.S. federal income tax purposes and you have not held, directly or indirectly, at any time during the five-year period ending on the date of disposition (or, if shorter, your holding period) more than five percent of our outstanding common stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to you. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a treaty or information exchange agreement with the tax authorities in the country in which you reside or are established. Under current law, U.S. backup withholding tax generally will not apply to dividends paid on common stock to a non-U.S. holder at an address outside the United States unless the payor has knowledge that the payee is a U.S. person. Backup withholding tax is a withholding tax currently imposed at the rate of 31% on certain payments to persons who fail to furnish the information required under U.S. information reporting requirements. Under the final regulations, dividends paid on common stock after December 31, 2000 may be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

     Payment of the proceeds from a sale of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. Payment of the proceeds from a sale of common stock to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a "controlled foreign corporation" or a foreign person that derives 50% or more of its gross income from the conduct of a trade or business in the United States, the payment will be subject to information reporting, but currently not backup withholding, unless the broker has documentary evidence in its records that the owner is a non-U.S. holder and certain other conditions are met or the owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be credited against your U.S. federal income tax liability, if any, or refunded, provided you furnish the required information to the Internal Revenue Service.

ESTATE TAX

     The fair market value of common stock owned, or treated as owned, by an individual at the time of his death will be includable in his gross estate for U.S. federal estate tax purposes and thus may be subject to

U.S. federal estate tax, even though the individual at the time of death is neither a citizen of nor domiciled in the United States, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Under the underwriting agreement dated the date of this prospectus the underwriters named below, for whom Lehman Brothers Inc. is acting as sole representative, have each agreed to purchase from Rowan the respective number of shares shown opposite its name below:

                                                              NUMBER OF
                        UNDERWRITERS                            SHARES
------------------------------------------------------------  ----------
Lehman Brothers Inc.........................................

                                                              ----------
          Total.............................................  10,000,000
                                                              ==========

     The underwriting agreement provides that the underwriters' obligations to purchase shares are subject to conditions contained in the underwriting agreement, and that if any of the shares are purchased by the underwriters under the underwriting agreement, then all of the shares which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by Rowan to the underwriters are true, that there is no material change in the financial markets and that Rowan delivers to the underwriters customary closing documents.

     The sole representative has advised Rowan that the underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in
excess of $     per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $     per share to brokers and dealers.
After the offering, the sole representative may change the offering price and other selling terms.

     Rowan has granted to the underwriters an option to purchase up to an additional 1,500,000 shares, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, subject to conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table and Rowan will be obligated, under the over-allotment option, to sell the shares to the underwriters.

     The following table shows the per share and total public offering price, underwriting discount to be paid by Rowan to the underwriters and the proceeds before expenses to Rowan. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                PER      WITHOUT      WITH
                                                               SHARE      OPTION     OPTION
                                                              --------   --------   --------
Public offering price.......................................  $          $          $
Underwriting discount.......................................  $          $          $
Proceeds, before expenses, to Rowan.........................  $          $          $

     Rowan has agreed that, without the prior consent of Lehman Brothers Inc., it will not, directly or indirectly, offer, sell or otherwise dispose of any shares or any securities which may be converted into or exchanged for any shares for a period of 90 days from the date of this prospectus. Certain of Rowan's executive officers and directors have agreed that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares or any securities which may be converted into or exchanged for any shares for the period ending 60 days after the date of this prospectus.

     Rowan has agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and to contribute, under certain circumstances, to payments that the underwriters may be required to make for these liabilities.

     Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase shares. As an exception to these rules, the sole representative is permitted to engage in transactions that stabilize the price of the shares. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the shares.

     The underwriters may create a short position in the shares in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the sole representative may reduce that short position by purchasing shares in the open market. The sole representative also may elect to reduce any short position by exercising all or part of the over-allotment option.

     The sole representative may impose a penalty bid on certain underwriters. This means that if the sole representative purchases shares in the open market to reduce the underwriters' short position or to stabilize the price of the shares, it may reclaim the amount of the selling concession from the underwriters who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Neither Rowan nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither Rowan nor any of the underwriters makes any representation that the sole representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of the shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

     Each underwriter has represented and agreed that: (i) it has not offered or sold and will not offer or sell, in the United Kingdom by means of any document, any shares other than to people whose ordinary business it is to buy, hold, manage or dispose of investments, whether as principal or agent for purposes of their business or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Securities Act in 1986 in relation to the shares; and (iii) it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom, a document received by it in connection with the offering of the shares if that person is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom the document may otherwise be lawfully issued or passed on.

     The shares offered in this prospectus are only being registered for offering in the United States. No action will be taken by Rowan or by the underwriters in any other jurisdiction where action is required to permit a public offering of the shares offered in this prospectus. People who obtain this prospectus are required by Rowan and by the underwriters to inform themselves about and to observe any restrictions on the offering of the shares and the distribution of this prospectus.

     Purchasers of the shares offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

     As permitted by Rule 103 of Regulation M promulgated by the Securities and Exchange Commission under the Exchange Act, the underwriters, if any, that are market makers, referred to as passive market makers, in the common stock, may make bids for or purchases of the common stock on the New York Stock Exchange until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that:

     - a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part;

     - a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

     - bids made by passive market makers must be identified as such.

     Some of the underwriters or their affiliates have from time to time provided investment banking and financial advisory services to Rowan and its affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to provide such services to Rowan and its affiliates in the future.

     Mr. H.E. Lentz, a director of Rowan, is a managing director of Lehman Brothers Inc.

     The common stock is listed for quotation on the New York Stock Exchange and the Pacific Exchange under the symbol "RDC."

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Rowan by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters relating to this offering will be passed upon for the U.S. underwriters and the international managers by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. has provided legal services to Rowan in the past on matters unrelated to this offering and expects to do so in the future.

                                    EXPERTS

     The consolidated financial statements of Rowan Companies, Inc. and subsidiaries as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 incorporated in this prospectus by reference from Rowan's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              [INSIDE BACK COVER]

                      [PHOTOGRAPH OF GORILLA V EN ROUTE TO

                THE NORTH SEA ON BOARD THE DOCKWISE TRANSSHELF]

                               10,000,000 SHARES

                             ROWAN COMPANIES, INC.

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                               NOVEMBER    , 1999
                          ---------------------------

                                LEHMAN BROTHERS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offerings are estimated to be as follows:

Securities and Exchange Commission Registration Fee.........  $ 46,257
NASD Filing Fee.............................................    17,140
NYSE and Pacific Listing Fee................................    49,500
Printing Expenses...........................................   125,000
Legal Fees and Expenses.....................................   100,000
Accounting Fees and Expenses................................    50,000
Transfer Agent Fees and Expenses............................     5,000
Miscellaneous Expenses......................................     7,103
                                                              --------
          Total.............................................  $400,000

15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes, inter alia, a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation's request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorney's fees) which he actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 of the DGCL also empowers Rowan to purchase and maintain insurance on behalf of any person who is or was an officer or director of Rowan against liability asserted against or incurred by him in any such capacity, whether or not Rowan would have the power to indemnify such officer or director against such liability under the provisions of Section 145. Rowan maintains a directors' and officers' liability policy for such purposes.

     Article 13 of Rowan's Restated Certificate of Incorporation and Article VII, Section 1 of Rowan's Bylaws each provide that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by
Section 145 of the DGCL.

     The Underwriting Agreement (Exhibit 1.1 hereto) contains provisions indemnifying Rowan and its directors and officers that sign the Registration Statement against certain liabilities in connection with the offering.

16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. The following exhibits are filed as part of this Registration Statement.

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
          1.1*           -- Form of Underwriting Agreement
          4.1            -- Restated Certificate of Incorporation of the Company
                            dated February 17, 1984 incorporated by reference to
                            Exhibit 4.1 to the Company's Registration Statement No.
                            333-84369 on Form S-8 (File No. 1-5491) and Exhibits 4.4,
                            4.5, 4.6, 4.7, 4.8 and 4.9 below
          4.2            -- Bylaws of the Company, amended as of July 14, 1998,
                            incorporated by reference to Exhibit 3 to the Company's
                            Form 10-Q for the fiscal quarter ended June 30, 1998
                            (File No. 1-5491)
          4.3            -- Rights Agreement as amended between the Company and
                            Citibank, N.A. as Rights Agent incorporated by reference
                            to Exhibit 4d to the Company's Form 10-K for the fiscal
                            year ended December 31, 1997 (File No. 1-5491)
          4.4            -- Certificate of Change of Address of Registered Office and
                            of Registered Agent dated July 25, 1984 incorporated by
                            reference to Exhibit 4.4 to the Company's Registration
                            Statement No 333-84369 on Form S-8 (File No. 1-5491)
          4.5            -- Certificate of Amendment of Certificate of Incorporation
                            dated April 24, 1987 incorporated by reference to Exhibit
                            4.5 to the Company's Registration Statement No. 333-84369
                            on Form S-8 (File No. 1-5491)
          4.6            -- Certificate of Designation of the Company's Series A
                            Junior Preferred Stock dated March 2, 1992 incorporated
                            by reference to Exhibit 4.6 to the Company's Registration
                            Statement No. 333-84369 on Form S-8 (File No. 1-5491)
          4.7            -- Certificate of Designation of the Company's Series III
                            Preferred Stock dated November 30, 1994 incorporated by
                            reference to Exhibit 4.7 to the Company's Registration
                            Statement No. 333-84369 on Form S-8 (File No 1-5491)
          4.8            -- Certificate of Designation of (and Certificate of
                            Correction related thereto) the Company's Series A
                            Preferred Stock dated August 5, 1998 and January 28,
                            1999, respectively, incorporated by reference to Exhibit
                            4.8 to the Company's Registration Statement No. 333-84369
                            on Form S-8 (File No. 1-5491)
          4.9            -- Certificate of Designation of the Company's Series B
                            Preferred Stock dated June 24, 1999 incorporated by
                            reference to Exhibit 4.9 to the Company's Registration
                            Statement No. 333-84369 on Form S-8 (File No. 1-5491)
          4.10           -- Specimen Common Stock certificate incorporated by
                            reference to Exhibit 4h to the Company's Form 10-K for
                            the fiscal year ended December 31, 1996 (File No. 1-5491)
          5.1*           -- Opinion of Andrews & Kurth L.L.P. regarding legality of securities being registered
         23.1            -- Consent of Deloitte & Touche LLP
         27.1            -- Financial Data Schedule (incorporated by reference to
                            Exhibit 27 to Rowan's Quarterly Report on Form 10-Q for
                            the quarter ended September 30, 1999)

---------------

*  To be filed by amendment

17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas, on October 12, 1999.

                                            ROWAN COMPANIES, INC.

                                            By: /s/ C. R. PALMER
                                              ----------------------------------
                                                C. R. Palmer
                                                Chairman, President and Chief
                                                Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                                                          TITLE                     DATE
---------                                                          -----                     ----

                  /s/ C. R. PALMER                        Chairman of the Board,       October 12, 1999
-----------------------------------------------------  President and Chief Executive
                    C. R. Palmer                       Officer (Principal Executive
                                                                 Officer)

                  /s/ E. E. THIELE                     (Principal Financial Officer)   October 12, 1999
-----------------------------------------------------
                    E. E. Thiele

                /s/ WILLIAM H. WELLS                       (Principal Accounting       October 12, 1999
-----------------------------------------------------            Officer)
                  William H. Wells

                 /s/ RALPH E. BAILEY                             Director              October 12, 1999
-----------------------------------------------------
                   Ralph E. Bailey

                /s/ HENRY O. BOSWELL                             Director              October 12, 1999
-----------------------------------------------------
                  Henry O. Boswell

               /s/ HANS M. BRINKHORST                            Director              October 12, 1999
-----------------------------------------------------
                 Hans M. Brinkhorst

                  /s/ R. G. CROYLE                               Director              October 12, 1999
-----------------------------------------------------
                    R. G. Croyle

                   /s/ H. E. LENTZ                               Director              October 12, 1999
-----------------------------------------------------
                     H. E. Lentz

                  /s/ D. F. MCNEASE                              Director              October 12, 1999
-----------------------------------------------------
                    D. F. McNease

SIGNATURE                                                          TITLE                     DATE
---------                                                          -----                     ----
                  /s/ LORD MOYNIHAN                              Director              October 12, 1999
-----------------------------------------------------
                    Lord Moynihan

                /s/ WILFRED P. SCHMOE                            Director              October 12, 1999
-----------------------------------------------------
                  Wilfred P. Schmoe

              /s/ CHARLES P. SIESS, JR.                          Director              October 12, 1999
-----------------------------------------------------
                Charles P. Siess, Jr.

                 /s/ C. W. YEARGAIN                              Director              October 12, 1999
-----------------------------------------------------
                   C. W. Yeargain

                                 EXHIBIT INDEX

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
          1.1*           -- Form of Underwriting Agreement
          4.1            -- Restated Certificate of Incorporation of the Company
                            dated February 17, 1984 incorporated by reference to
                            Exhibit 4.1 to the Company's Registration Statement No.
                            333-84369 on Form S-8 (File No. 1-5491) and Exhibits 4.4,
                            4.5, 4.6, 4.7, 4.8 and 4.9 below
          4.2            -- Bylaws of the Company, amended as of July 14, 1998,
                            incorporated by reference to Exhibit 3 to the Company's
                            Form 10-Q for the fiscal quarter ended June 30, 1998
                            (File No. 1-5491)
          4.3            -- Rights Agreement as amended between the Company and
                            Citibank, N.A. as Rights Agent incorporated by reference
                            to Exhibit 4d to the Company's Form 10-K for the fiscal
                            year ended December 31, 1997 (File No. 1-5491)
          4.4            -- Certificate of Change of Address of Registered Office and
                            of Registered Agent dated July 25, 1984 incorporated by
                            reference to Exhibit 4.4 to the Company's Registration
                            Statement No 333-84369 on Form S-8 (File No. 1-5491)
          4.5            -- Certificate of Amendment of Certificate of Incorporation
                            dated April 24, 1987 incorporated by reference to Exhibit
                            4.5 to the Company's Registration Statement No. 333-84369
                            on Form S-8 (File No. 1-5491)
          4.6            -- Certificate of Designation of the Company's Series A
                            Junior Preferred Stock dated March 2, 1992 incorporated
                            by reference to Exhibit 4.6 to the Company's Registration
                            Statement No. 333-84369 on Form S-8 (File No. 1-5491)
          4.7            -- Certificate of Designation of the Company's Series III
                            Preferred Stock dated November 30, 1994 incorporated by
                            reference to Exhibit 4.7 to the Company's Registration
                            Statement No. 333-84369 on Form S-8 (File No 1-5491)
          4.8            -- Certificate of Designation of (and Certificate of
                            Correction related thereto) the Company's Series A
                            Preferred Stock dated August 5, 1998 and January 28,
                            1999, respectively, incorporated by reference to Exhibit
                            4.8 to the Company's Registration Statement No. 333-84369
                            on Form S-8 (File No. 1-5491)
          4.9            -- Certificate of Designation of the Company's Series B
                            Preferred Stock dated June 24, 1999 incorporated by
                            reference to Exhibit 4.9 to the Company's Registration
                            Statement No. 333-84369 on Form S-8 (File No. 1-5491)
          4.10           -- Specimen Common Stock certificate incorporated by
                            reference to Exhibit 4h to the Company's Form 10-K for
                            the fiscal year ended December 31, 1996 (File No. 1-5491)
          5.1*           -- Opinion of Andrews & Kurth L.L.P. regarding legality of securities being registered
         23.1            -- Consent of Deloitte & Touche LLP
         27.1            -- Financial Data Schedule (incorporated by reference to
                            Exhibit 27 to Rowan's Quarterly Report on Form 10-Q for
                            the quarter ended September 30, 1999)

---------------

*  To be filed by amendment